[GLOBAL ENTERTAINMENT LOGO]


September 14, 2006

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Global Entertainment Corporation
         Form 10-KSB
         Filed August 29, 2005
         File No. 000-50643

Dear Ms. Cvrkel:

We are in receipt of your letter dated September 1, 2006; the following comments are in response to that letter:

ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2005

ACQUISITION OF SUBSIDIARIES
NOTE 2. PROPERTY AND EQUIPMENT

1. Our primary reason for acquiring Cragar Industries, Inc. (Cragar) relates to the anticipated synergistic benefits of the combined companies. These benefits, as disclosed in our Form S-4 Registration Statement previously filed with the Securities and Exchange Commission include, but are not limited to, the following:

     * Cragar becoming part of a larger company (Global Entertainment Corporation) with profitable operations and better financing opportunities to raise additional capital. If Cragar were to continue to operate as an independent company, its ability to continue as a going concern was in doubt.

     * the potential for the combined company to take better advantage of licensing and cross-marketing opportunities, particularly given Global Entertainment's greater financial and labor resources dedicated to working with current and prospective sponsors on cross-marketing opportunities, including the opportunity to cross-market Cragar-branded products to minor professional hockey league fans in the midsize communities in which the Central Hockey League operates;

     * the potential ability of the combined companies to spread the costs of maintaining a public market in the combined company's common stock over a larger base of revenue;

     * the potential to create a more active trading market for the shares held by both Global Entertainment's and Cragar's stockholders;


================================================================================
                        GLOBAL ENTERTAINMENT CORPORATION
        4909 East McDowell Road, Suite 104 * Phoenix, Arizona 85008-4293
                 Telephone: (480) 994-0772 * Fax: (480) 994-0759
                   www.globalentertainment2000.com * Amex: GEE

     * the potential to improve Cragar's financial condition as part of the combined entity relative to its current financial condition as an independent public company with the prospects for greater revenue and profitable operations of the combined entity, the increased number of shareholders, an improvement to the balance sheet, and better access to additional capital;

     *    the enhanced potential for increased revenue;

     * the creation of new marketing and distribution opportunities for the combined company; and

     * the licensing and marketing opportunities to be provided by Global Entertainment to help revitalize the CRAGAR brand.

At the time of purchase, approximately February 2004, Cragar had negligible tangible assets. The purchase price was allocated first to these tangible assets and then to goodwill as the only other identifiable asset of the company. The valuation of Cragar was determined based upon extended negotiations between representatives of Global Entertainment Corp. and Cragar Industries, Inc. This ultimate determination of value has been supported over the past several years based upon independent valuations of the goodwill. We have enclosed for your review a copy of the independent valuations for the years ended May 31, 2006 and 2005. Based upon the increasing value disclosed in these appraisals, we believe that we have appropriately accounted for this asset.

We will include in future filings, as requested, the disclosures required in paragraph 51b of SFAS No. 141. These disclosures will be based upon the above listed reasons and the disclosures contained in our Form S-4 registration statement of February 12, 2004.

2. The Cragar licensees discussed herein are primarily manufacturing contracts. Due to changes in the economic environment Cragar, similar to many manufacturing concerns, ceased to domestically manufacture products in approximately 1998. Since that point in time we have entered into contracts with various companies to manufacture products under our trade name. We do not, and did not at the time of the acquisition, anticipate deriving a future benefit from these manufacturing licensees.

These licenses are considered largely interchangeable and are viewed as subcontracted producers of our products. As such, there is no inherent value to their contracts. Rather, they represent a cost of production, which we are constantly trying to minimize. This is evidenced by the fact that we have replaced most of the subcontracts existing at the time of the merger, in an attempt to minimize our costs and maximize our return.

The actual consumer of Cragar Industry, Inc. products is the individual end user. Studies done at the time of the acquisition determined that the Cragar name was recognizable to approximately 42% of the population. Based upon this relatively high recognition factor, and the access to our clientele attending CHL games, it was our belief that we could stimulate additional sales through cross marketing and help to expand the Cragar name.

In addition, we are currently attempting to expand the Cragar name into other automotive products such as exhaust systems, intake systems, trim and accessory packages, brakes, and body kits. All of these involve various subcontracted manufacturers, currently under production and outside of our existing base of wheel manufacturers. We believe this further supports our contention that the value of Cragar does not lie with these subcontractors.

We do not consider the manufacturing capability of these facilities located in California, China and Taiwan to be a future economic benefit. Rather, we simply contracted to outsource our manufacturing capacity with various suppliers as we no longer could economically produce the products ourselves. Our future benefit is derived from our ability to capitalize on the synergies of the combined companies in promoting the sales and name recognition of Cragar branded products.

================================================================================
                        GLOBAL ENTERTAINMENT CORPORATION
        4909 East McDowell Road, Suite 104 * Phoenix, Arizona 85008-4293
                 Telephone: (480) 994-0772 * Fax: (480) 994-0759
                   www.globalentertainment2000.com * Amex: GEE

As is discussed in your comment, some of this intangible asset could be attributable to the Cragar brand name. However, as this is a non-wasting asset with an indefinite life, there would be no amortization to report in the respective financial statements. We believe we have achieved our previously anticipated synergies as evidenced and supported by the independent appraisals with increased values year over year, as mentioned above. We will work with our independent appraiser to disclose in future filings the separate value of the brand name as opposed to goodwill.

Should you have any comments or additional questions, please feel free to contact me at (480) 993-0300.

Regards,


/s/ J. Craig Johnson
-----------------------------
J. Craig Johnson
Chief Financial Officer






================================================================================
                        GLOBAL ENTERTAINMENT CORPORATION
        4909 East McDowell Road, Suite 104 * Phoenix, Arizona 85008-4293
                 Telephone: (480) 994-0772 * Fax: (480) 994-0759
                   www.globalentertainment2000.com * Amex: GEE

                         Appraisal of the Fair Value of
                             CRAGAR INDUSTRIES, INC.


                  SFAS 142, Step 1 Test of Goodwill Impairment


                                      As of
                                  May 31, 2005




                                  Prepared by:

                           VAL-WEST CONSULTING, L.L.C.

                       2700 North Central Avenue, 9th Fl.
                             Phoenix, AZ 85004-1147

August 17, 2005

J. Craig Johnson, CFO
Global Entertainment Corporation
4909 E. McDowell Rd., Ste. 104
Phoenix, AZ 85008

Re: Opinion of the Fair Value of a 100 percent Interest in Cragar Industries, Inc., a wholly owned subsidiary of Global Entertainment Corp.

Dear Mr. Johnson:

Pursuant to the request of GLOBAL ENTERTAINMENT CORPORATION (GECO), VAL-WEST CONSULTING, L.L.C. (VWC) has prepared an opinion of the Fair Value of a 100% equity interest in CRAGAR INDUSTRIES, INC. (referred to as Cragar) as of May 31, 2005 (fiscal year-end). CRAGAR is a reporting unit and wholly owned subsidiary of GECO. We understand that this valuation will be used solely for the purpose of assisting management of GECO in their determination as to whether there is impairment of Goodwill pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and related guidance. Our Fair Value conclusions are the result of the appraisal as described in the accompanying report.

Based upon SFAS 142, Step 1 analysis, as set forth in the accompanying report, it is our opinion that there is no evidence of goodwill impairment. This opinion results from our conclusion that the implied Fair Value of Goodwill derived for a 100% interest in CRAGAR as of May 31, 2005 is greater than the Carrying Value as of the same date as shown below (see SCHEDULE 10):


     Opinion of                               5/31/05
                                              -------
       Implied Fair Value of Goodwill          $4,091
       Carrying Value of Goodwill               3,248
                                               ------
     Net Difference                            $  843
                                               ======

          EVIDENCE OF IMPAIRMENT?                NO

In preparing the value conclusions utilized in this report, we have followed the Uniform Standards of Professional Appraisal Practice ("USPAP") as developed by The Appraisal Foundation. Our opinion is subject to the attached certification and assumptions and limiting conditions.

Sincerely,

                                          VAL-WEST CONSULTING, L.L.C.

                                          Noel D. Luke, ASA

                                Table of Contents


Section                                                                   Page
Number                                                                   Number
------                                                                   ------

1.0      OVERVIEW...........................................................1

2.0      ECONOMIC AND INDUSTRY OUTLOOK......................................3

3.0      HISTORY AND NATURE OF THE BUSINESS.................................5

4.0      FINANCIAL STATEMENT ANALYSIS......................................10

5.0      VALUATION APPROACHES..............................................10

6.0      DISCOUNT & CAPITALIZATION RATES...................................15

7.0      PRIOR APPRAISAL...................................................17

8.0      CONCLUSION........................................................18

9.0      CERTIFICATION.....................................................19

10.0     ASSUMPTIONS AND LIMITING CONDITIONS...............................20

11.0     PRINCIPAL SOURCES OF INFORMATION..................................22

12.0     QUALIFICATIONS OF APPRAISER.......................................44


SCHEDULES 1 THROUGH 10

Mr. Craig Johnson, CFO
August 17, 2005
Page 1 of 26


1.0 OVERVIEW

1.1 DESCRIPTION OF ENGAGEMENT

The purpose of this engagement is to perform the transitional goodwill impairment testing activities required under Step 1 of SFAS 142 for CRAGAR as of May 31, 2005. We understand that our opinion of fair value will be used by GECO management solely for the above stated purpose; pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", and related guidance (see below).

SFAS No.142, issued in June 2001, requires that intangible assets with indefinite lives, not subject to amortization, shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. If the value of goodwill has been impaired it must be written down to its market value. Based upon the findings of this report, GECO management, with the help of their financial advisors, will apply the provisions of SFAS No.142 and make a separate determination as to whether impairment has occurred as of May 31, 2005.

The subject of this report, CRAGAR INDUSTRIES, INC., is an intellectual property
(IP) company whose greatest assets are its brand name, which has existed since the 1930s, and its classic trademark rights that it holds as the sole and exclusive owner. It operates under the umbrella of GECO, a holding company engaged, through its wholly owned subsidiaries, in sports management, arena development and management, and marketing, ticketing and IP licensing. (1)

The details in this valuation report were prepared in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP). The report also meets USPAP standards for an Appraisal Report.

1.2 FAIR VALUE

For this appraisal, in determining the value of CRAGAR, we have used the definition of Fair Value as follows:

     "FAIR VALUE" FOR FINANCIAL REPORTING PURPOSES IS DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AS THE AMOUNT AT WHICH AN ASSET COULD BE BOUGHT OR SOLD IN A CURRENT TRANSACTION BETWEEN WILLING PARTIES, THAT IS, OTHER THAN A FORCED LIQUIDATION OR SALE. IT IS ANTICIPATED THAT

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1. Annual Report for the Year Ended May 31, 2004, FORM 10-KSB, Global Entertainment Corporation.

Mr. Craig Johnson
August 17, 2005
Page 2 of 26


     THE IDENTIFIABLE INTANGIBLE ASSETS TO BE VALUED WILL INCLUDE THE COMPANY'S TRADEMARKS AND TRADE NAMES, CUSTOMER LISTS, CONTRACTS AND NON-COMPETE COVENANTS.

For purposes of this report we assumed CRAGAR will continue as an ongoing business. Our analysis considers only the facts and circumstances surrounding CRAGAR as of the valuation date. Our findings in this report are subject to this valuation date. Should another valuation date be used our opinion would most likely differ.

1.3 INTERNAL REVENUE SERVICE GUIDELINES

Many quantitative and qualitative factors must be considered when estimating the value of a business entity. These factors may vary based on the unique circumstances surrounding each business entity and the economic conditions that exist at the date of the valuation. The Internal Revenue Service has given some common guidelines for valuing a business in Revenue Ruling 59-60. This Revenue Ruling states that in the valuation of the stock of closely held businesses, the following considerations, although not all inclusive, must be carefully considered:

     1) The nature of the business and the history of the enterprise from its inception;
     2) The economic outlook in general and the condition and outlook of the specific industry in particular;
     3) The book value of the stock and the financial condition of the business;
     4)   The earning capacity of the company;
     5)   The dividend-paying capacity of the company;
     6)   Whether the enterprise has goodwill or other intangible value;
     7)   Sales of the stock  and the size of the  block of stock to be  valued;
          and
     8) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.(2)

1.4 LEVELS OF VALUE

In valuing a controlling interest in a business, all rights, risks, and rewards of control should be considered. This is accomplished through the application of appropriate valuation approaches, methods and taking into consideration a variety of qualitative and quantitative factors. For the estimation of the Fair Value of CRAGAR only the Income Approach was considered appropriate.

Under the Income Approach, a variety of valuation method may be used in determining the value of a business unit, each leading to a preliminary value.

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2. Information obtained from Internal Revenue Services: Revenue Ruling 59-60.

Mr. Craig Johnson
August 17, 2005
Page 3 of 26


This preliminary value must then be adjusted using premiums and/or discounts (valuation adjustments) based on the circumstances surrounding the business unit being valued. Any valuation adjustment deemed necessary must be taken from a precise level of value. Of the three main valuation adjustments the first is the control premium. Control premiums are an amount by which the pro rata value of a controlling interest exceeds the pro rata value of a non-controlling interest in a business unit that reflects the power of control. The subject business unit is being valued at the control level.

The second discount that may be considered is a minority interest discount. As this appraisal is assessing the value of a controlling interest this discount was not necessary.

The third discount that must be considered is the marketability discount. This discount deals with the liquidity of the subject ownership interest and how quickly and certainly it can be converted to cash. Securities sold on the New York Stock Exchange are an example of marketable minority interests. These securities can be sold by investors with a relatively small transaction cost. Because an investor can receive cash proceeds from such securities within a few working days they are considered liquid. In contrast to securities sold on a public exchange, owners of closely held minority or control interests may not be able to quickly liquidate their interests. As a result a marketability discount is applied, for example, to values derived under the income approach. Because of the relative liquidity of this investment, no marketability discount was deemed necessary.

2.0 ECONOMIC AND INDUSTRY OUTLOOK

"AN UNDERSTANDING OF THE ECONOMIC AND INDUSTRY OUTLOOK IS FUNDAMENTAL TO DEVELOPING REASONABLE EXPECTATIONS ABOUT THE SUBJECT COMPANY'S PROSPECTS." (3) IT IS CRITICAL TO LOOK AT THE NATIONAL ECONOMY BECAUSE IT "INFLUENCES ALL INDUSTRIES AND ALL COMPANIES."(4) "EACH SEGMENT OF AN INDUSTRY OR AN ECONOMY, MAY BE AFFECTED DIFFERENTLY BY A PARTICULAR TREND OR DEVELOPMENT."

2.1 NATIONAL ECONOMIC OUTLOOK

Over the period 2001-2005, the U.S. economy has been going through a recovery from the trough it entered in 2001. As shown below, the U.S. Department of Commerce's (5) quarterly (seasonally adjusted at annual rates) and annual rates of change in real gross domestic product (GDP) show the advance of the recovery for the period 2002 to 2005.

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3. "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs. Fourth Edition, P. 88.
4.   Ibid., P. 88.
5. U.S. Bureau of Economic Analysis News Release: GDP: 4th Quarter 2005 (Final), March 30, 2005.

Mr. Craig Johnson
August 17, 2005
Page 4 of 26


                        Real Gross Domestic Product (GDP)
                      Percent Change From Preceding Period

                    2002        2003       2004        2005
                    ----        ----       ----        ----
         Annual     1.9         3.0         4.4
             Q1     3.4         1.9         4.5         3.5
             Q2     2.4         4.1         3.3
             Q3     2.6         7.4         4.0
             Q4     0.7         4.2         3.8

      [Quarters seasonally adjusted at annual rates]

The bottom of the business decline was reached in the third quarter of 2001 when the economy slowed by (1.4%), followed by the strongest evidence of recovery occurring in the 2nd quarter of 2003 as the annualized rate rose by 4.1% (see above).

2.2 INDUSTRY OUTLOOK

Because 80% of 2004 CRAGAR royalty income came from one licensee that sells products in the automotive after-market, financial performance measures for this business sector were examined. According to management, the automotive aftermarket is directly impacted by several external factors, such as the general demand for aftermarket automotive parts, prices for raw materials used in producing products sold by Cragar's licensees, fluctuations in discretionary consumer spending, and general economic conditions, including, but not limited to, employment levels, business conditions, interest rates, and tax rates. In researching this industry, the following revenue growth rates were found for manufacturers of motor vehicle parts and accessories:

                            Industry Revenue Growth (6)
                            ------------------------
                             2000            1.50%
                             2001           -9.10%
                             2002            8.30%
                             2003            1.60%
                             2004            2.90%

Following the 2001 decline in the national economy, aftermarket auto parts and accessory sales declined by 9% but then bounced back strongly in 2002 by 8.3%, coming back faster than the national economy. Sales then slowed to a 1.6% rate of increase in 2003, then picked up at a moderate rate of 2.9% in 2004.

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6.   Industry Growth Outlook Report, Integra Information, SIC Code 3714.

Mr. Craig Johnson
August 17, 2005
Page 5 of 26


3.0 HISTORY AND NATURE OF THE BUSINESS

UNDERSTANDING THE COMPANY'S COMPETITIVE AND FINANCIAL POSITION IS A CRITICAL PART OF A VALUATION. A GOOD ANALYST SHOULD HAVE A STRONG "PERSPECTIVE ON THE COMPANY BEING VALUED AND... A MULTITUDE OF DETAILS RELEVANT TO THE VALUATION ASSIGNMENT."(7) THIS SECTION EXPLAINS THE QUALITATIVE CHARACTERISTICS OF THE COMPANY INCLUDING ITS COMPETITIVE STRATEGY AND FUTURE OUTLOOK.

3.1 BACKGROUND (8)

GECO is a holding company engaged, through its wholly owned subsidiaries, in sports management, arena development and management, and licensing, ticketing and marketing. GECO was originally organized as a Nevada corporation on August 20, 1998, under the name GLOBAL II, INC. GECO, following a series of business changeovers, acquired CRAGAR in 2003. Following is an abbreviated history of the evolution of CRAGAR'S business strategy, ownership and development.

In 1930, Crane Gartz and Harlan Fengler founded CRAGAR to make automotive cylinder heads. This was followed by the formation of CRAGAR EQUIPMENT COMPANY
(CEC) in 1964 and the introduction of Cragar S/S Super Sport Wheels. This new product immediately achieved prominence in the automotive aftermarket. Other aftermarket products were subsequently introduced in the following years. To carry design, production, and sales of high-quality custom vehicle wheels and wheel accessories to a new level, CRAGAR INDUSTRIES, INC. was formed in December 1992. It sold its wheel products in the automotive aftermarket through a national distribution network of value-added resellers, including tire and automotive performance warehouse distributors and retailers and mail order companies.

However, after reassessing this business strategy, CRAGAR changed course and entered into several licensing agreements where other companies would develop, design, engineer, manufacture, sell, and distribute their automotive wheel-related products in exchange for royalties based on net sales of the licensed products. A key element of this new CRAGAR business strategy was to extend the CRAGAR brand names to new products developed by its licensees as well as to non-wheel related products within the automotive aftermarket industry. The big picture was to become an international licensor of custom wheels and wheel accessories for cars, trucks, vans, sport utility vehicles, racing vehicles, and motorcycles.

A detailed  list of CRAGAR  trademarks  offered for  licensing  is  presented in
SCHEDULE 1. Licensees under this new arrangement included Carlisle Tire and Wheel Co. (1999), Performance Wheel Outlet (2000), Playing Mantis (2001), Racing Champions/Ertl (2001), Model Recifier (2002) and Georgia Marketing and

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7. "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs. Fourth Edition, P. 86.
8. Annual Report for the Year Ended May 31, 2004, FORM 10-KSB, Global Entertainment Corporation; and website www.cragar.com.

Mr. Craig Johnson
August 17, 2005
Page 6 of 26


Promotions (2002). After the merger discussed below, five additional agreements were entered into, Quattro Brands (2003), The Wheel Group (2003), Rotora (2004), Jakks (2004) and RC2 (2004). SCHEDULE 2 lays out initial contract dates for agreements, lapsed time as of the valuation date and expiration or termination dates by licensee.

In March 2003, GECO acquired, by merger, CRAGAR INDUSTRIES, INC., thus securing the exclusive right to sell, market and promote the CRAGAR brand name and trademark. For this right, they receive royalties based on the sale of licensed products. In January 2002, GECO had formed a wholly owned subsidiary, GLOBAL ENTERTAINMENT MARKETING SYSTEMS (GEMS), to promote, market, and sell various services related to multipurpose entertainment facilities, among other licensing and marketing opportunities. Thus following the merger, GEMS took on the responsibility of pursuing licensing and marketing opportunities for CRAGAR-branded products. As of the valuation date, CRAGAR product offerings were classified into the following seven categories:

     *    One-piece cast aluminum wheels
     *    Forged aluminum wheels
     *    Multi-piece aluminum wheels
     *    Steel wheels
     *    Wire wheels
     *    Composite wheels
     *    Performance racing wheels

As of the valuation date, CRAGAR held six license agreements, including, Carlisle Tire & Wheel, RC2, Jakks Pacific, Summit Marketing, Rotora, and Georgia Marketing and Promotion as outlined in SCHEDULE 3. Each of these licensees pays royalties based on gross sales or flat fees, depending on the terms of the contract. Carlisle, as part of its license agreement with CRAGAR, may also design, sell, market, and distribute steel outer rim products under the CRAGAR brand name, for vehicles such as automobiles, trucks, and vans, as well as other types of vehicles, such as all-terrain vehicles and golf carts.

3.2 COMPETITION (9)

CRAGAR'S royalty income is directly tied to markets served by its licensees and is therefore directly affected by competitive pressures in these markets. Therefore licensee market position is of critical importance to CRAGAR and carefully studied by GECO management before signing on new licensees. CRAGAR'S largest licensee serves the automotive aftermarket for custom wheels. GECO management noted that this market is highly competitive and fragmented with over 100 domestic and foreign sellers of custom wheels. Competition in this market is

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9. Annual Report for the Year Ended May 31, 2004, FORM 10-KSB, Global Entertainment Corporation.

Mr. Craig Johnson
August 17, 2005
Page 7 of 26


based primarily on product selection (including style and vehicle fit), product availability, quality, design innovation, price, payment terms, and service. The custom wheel market is intensely competitive. In addition to CRAGAR licensees, several major wheel manufacturers, including American Racing Equipment, Inc., Ultra Custom Wheel Co., Panther Custom Wheel, and American Eagle, as well as suppliers to major automobile manufacturers, pose significant competition because of their substantial resources. GECO management therefore represents that there can be no assurance that CRAGAR licensees will be successful in marketing custom aftermarket wheels under the CRAGAR brand name in this market.

3.3 BUSINESS RISKS

An essential element considered in determining a business entity's value is its business risk. CRAGAR management warrants that there can be no assurance that they will be successful in implementing their business strategy. In GECO'S annual report CRAGAR management listed the following factors that they believe could impede their ability to achieve their stated objectives:

     * Failure to increase their base of licensed products in order to develop additional marketing opportunities.
     * Inability to realize the anticipated benefits from marketing CRAGAR branded products to their existing customer base.
     * CRAGAR business may be unable to support manufacturing, marketing, sale, and distribution if any of its license agreements are terminated.
     *    Extension  of  CRAGAR'S  brand  names  to  other  products  may not be successful.
     * CRAGAR business is dependent on key customers and its licensees' ability to market and sell to existing and new customers.
     * CRAGAR'S licensees may not be able to successfully compete against other companies that operate in the custom aftermarket wheel industry.
     * Licensee businesses may be adversely affected by changes in the economy thus reducing royalty payments.
     *    CRAGAR  cannot  provide  any   assurances  of  additional   successful
          alliances.
     * CRAGAR business is subject to changing customer trends in the licensee's market places.
     * CRAGAR cannot provide any assurances that their patents will preclude their competitors from designing competitive products.
     * They can not insure that proprietary information or confidentiality agreements with licensees, former employees, and others will not be breached, that its patents will not be infringed.
     * CRAGAR may not have adequate remedies for any breach or infringement, or that their trade secrets will not otherwise become known to or independently be developed by their competitors.
     *    CRAGAR has limited experience in the automotive accessory business.

Mr. Craig Johnson
August 17, 2005
Page 8 of 26


3.4 OWNERSHIP

CRAGAR is wholly own by GECO.

3.5 INTELLECTUAL PROPERTY

CRAGAR as a business entity exists primarily as a purveyor of intellectual property. Within the scope of its business function it may be categorized under the Standard Industrial Classification (SIC) Code 6794 - PATENT OWNERS AND LESSORS. Its name is owned by GECO and CRAGAR'S licensees market CRAGAR custom wheels and products under a variety of brand names designed to capitalize on its reputation and brand recognition. The list of trademarks that CRAGAR holds out for licensing is included in SCHEDULE 1.

CRAGAR trademarks include the following:  CRAGAR XLS, Keystone Klassic,  Legacy,
CRAGAR Lite, Star Wire, TRU=CRUISER, Street Pro, S/S, The Wheel People, TRU=SPOKE, and the CRAGAR name. CRAGAR also owns the rights to certain design and other patents and relies on trade secrets and proprietary expertise. CRAGAR has historically sought to protect these rights, in part, through confidentiality and proprietary information agreements. As part of their licensing agreements, they have licensed their intellectual property including, designs, trade names, and patents to licensees noted above, while retaining ownership of the intellectual property.

The licensing partners are required to maintain the confidentiality of the CRAGAR intellectual property, including any designs, trade names, and patents. CRAGAR gives no assurances, however, that their patents will preclude their competitors from designing competitive products, that the proprietary information or confidentiality agreements with their licensing partners and others will not be breached, that their patents will not be infringed, that they would have adequate remedies for any breach or infringement, or that their trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, although there are controls within the licensing agreements, there is no assurance that actions taken by CRAGAR'S licensing partners will not lead to a decrease in the value of its intellectual property. Other than the foregoing, according to CRAGAR management, they have no other trade names, trademarks, patents, or any other kind of intellectual property.

3.6 MANAGEMENT AND EMPLOYEES

As of the valuation date CRAGAR had one full-time employee.

3.7 SUPPLIERS

Since CRAGAR is a licensing company it has no suppliers.

Mr. Craig Johnson
August 17, 2005
Page 9 of 26


3.8 FACILITIES

CRAGAR shares office space with GECO located at 4909 East McDowell Road, Phoenix, Arizona. Because of the intangible nature of CRAGAR'S primary product, no additional facilities are required to manage this investment and its growth over time.

3.9 GOVERNMENT REGULATION

According to management, CRAGAR is in compliance with all required regulations as of the valuation date.

3.10 BAD DEBT EXPENSE

According to management, CRAGAR has no bad debt expense.

3.11 LITIGATION AND CONTINGENCIES

According to GECO management, since its formation in July of 2002, there has been no material litigation against CRAGAR nor are any such claims outstanding. And CRAGAR management represents that they are not aware of any adverse claims or infringement actions relating to CRAGAR'S trademarks.

3.12 BUSINESS UNIT EXPECTATIONS AND FUTURE OUTLOOK

Discussions were held with CRAGAR management regarding their outlook for fiscal year 2006 and beyond. Consistent with their business strategy, they plan to aggressively pursue development of new business and carefully manage and monitor existing licensing agreements to maximize return. Projected financial results were provided and were considered in section 5.7 of this report.

Mr. Craig Johnson
August 17, 2005
Page 10 of 26


4.0 FINANCIAL STATEMENT ANALYSIS

"THE PURPOSE OF ANALYZING INCOME STATEMENTS IS TO BETTER UNDERSTAND AND INTERPRET THE EARNING POWER OF THE SUBJECT COMPANY, SINCE EARNING POWER IS
USUALLY THE MOST IMPORTANT ELEMENT OF THE VALUE OF A BUSINESS."(10) HAVING A GOOD UNDERSTANDING THE COMPANY'S PAST FINANCIAL PERFORMANCE IS AN IMPERATIVE PART OF DEVELOPING FORECASTS AND INSIGHT OF FUTURE PRODUCTIVITY. FINANCIAL RATIOS ARE A CRITICAL TOOL IN THE ANALYSIS OF FINANCIAL STATEMENTS. THESE RATIOS "CAN HELP IDENTIFY AND QUANTIFY SOME OF THE COMPANY'S STRENGTHS AND WEAKNESSES."(11)

4.1 ANALYSIS OF PROFIT & LOSS HISTORY

SCHEDULE 4 presents the comparative operating statements of CRAGAR for the years ending May 31, 2004 and 2005. (Numbers discussed in the following are rounded.) While CRAGAR was acquired by merger in March 2003, financial results from transferred operations began in the following year, but only reflected a partial year as the books closed on a new fiscal year ending May 31, 2004. Pre-merger CRAGAR used Dec 31 as its fiscal year-end. The first full year of operating results for the new CRAGAR occurred in 2005, with royalty income totaling $480,000 (rounded). Direct sales and G&A expense was 56% of royalty income at $269,000 and the corporate allocation of the same type of expense was 38% of royalties, totaling $183,000. Pre-tax earnings was $26,000 or 5.5% of royalties.

Because there is some continuity between pre- and post-merger operations, as shown in SCHEDULE 5, pre-merger CRAGAR financial results were next analyzed and note was taken of the following key performance measures. Pre-tax earnings for fiscal year ending 2004 were 17.9% of royalties. Royalties for the period 2002 thru 2004 grew an average of 5.4%. Finally, annual royalties for the period 2002-2004 averaged about $525,000.

5.0 VALUATION APPROACHES

In estimating the value of any business or business unit, there are two major elements that are normally considered. First, the value of the earnings stream, if any, that is available to the purchaser; secondly, the assets owned and operated by the company or business unit, considered essential to the continuation of operations. A willing buyer would be interested in the value of the earnings stream and the value of the assets associated with a going concern. In determining the value of a business unit, three main valuation approaches are used that take these factors into consideration. These valuation approaches are:

----------
10. "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs. Fourth Edition, P. 110.
11. "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs. Fourth Edition, P. 132.

Mr. Craig Johnson
August 17, 2005
Page 11 of 26


     * Asset Based Approach: The value of the underlying adjusted assets becomes the major focus in estimating overall value. However, because CRAGAR is a reporting unit within GECO, it has no separate balance sheet and is classified as an intangible asset. Therefore, this approach is not applicable.

     * Income Approach: This approach is completed by projecting future economic income associated with the investment and then discounting or capitalizing the projected income streams to a present value at a discount rate or cap rate appropriate for the expected risk of the prospective economic income stream. This is the only practical approach that can be applied in valuing CRAGAR.

     * Market Approach: Under this approach earnings are converted into values using multiples found in the public and private markets. Because no such markets exist for this type of asset, this approach was not used.

5.1 INCOME APPROACH

The income approach is based on the economic principal that the value of the subject investment (i.e., the subject business interest) is the present value of the economic income expected to be generated by the investment. Two methods can be applied to value prospective or future income. One is the single period capitalization method and the second is the discounting of multi-period net cash flow method, whereby cash flows directly related to a particular asset are identified, projected, and brought to their present value.

5.2 CAPITALIZATION METHOD

The capitalization of earnings method under the income approach estimates a value by applying a reasonable required rate of return to a single period's earnings that could be expected from company operations. This method assumes stabilized operations and moderate future growth, and uses current or historical earnings as a proxy for anticipated future earnings, which are then divided by an appropriate capitalization rate to estimate value. Because CRAGAR on the valuation date was in a significant ramping up mode, historic income levels were not reflective of a stabilized condition. Therefore this method was not considered appropriate.

5.3 DISCOUNTED FUTURE ECONOMIC INCOME METHOD

The discounted future economic income method must be based on a type of prospective economic income that is relevant to the valuation subject. In determining the value of CRAGAR, the most relevant economic income was considered to be net cash flows. Using the discounted future economic income method, future net cash flows are determined in the context of a careful review of CRAGAR'S earnings history, anticipated growth rates and based on discussions

Mr. Craig Johnson
August 17, 2005
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with CRAGAR management. Normally historic growth rates would be based on earnings levels that have been normalized. Such normalized operating statements exclude any non-recurring or non-operating items found on the historical financial statements.

The valuation perspective at this point is to keep in mind that the business unit's value is a function of what it will do for a new owner in the future, not what it has done for a prior owner in the past. Often times the expected rate of growth of the revenue streams of a business unit will not be sustainable at above industry rates in the long run. The valuation analyst must thus determine if and how long a business unit's growth is sustainable. Beyond the point of sustainable growth a residual growth rate must be determined.

A multistage valuation procedure may thus be completed by determining several different growth rate patterns that are applied in the income statement. The most common multistage valuation methodology is the two-stage growth model that projects economic income for a finite number of periods, out to a year where revenues and earnings are stabilized and sustainable from that point forward at a long-term growth rate (the 2nd stage). Projected financial results in this final period are converted to a terminal value by capitalizing net cash flow in that year. The discounted value of terminal year results are then added to the other discounted cash flows for each earlier year to arrive at a total present value for the entity.

5.4 NORMALIZING EARNINGS

A natural starting point for both buyer and seller as they examine the future earnings potential of the business entity is to recast or "normalize" the company's historical income statement into a reasonable view of what a new owner may expect for future income. To accomplish this it is often necessary to make adjustments to historically reported income for such items as owners' compensation, compensation to family members, non-operating expenses, above or below market rents for transactions with related parties, industry norms, etc.

Because the purpose of this engagement is to value a 100% controlling interest, CRAGAR'S historical income statements were analyzed for potential adjustments for such items as non-recurring, non-operating or "discretionary" income and/or expenses. The details of our review are discussed in the following:

     *    OFFICERS' COMPENSATION
          Because this licensing unit requires only one employee to operate it, no officer's compensation was included in the statement of operations.

     *    NON-OPERATING INCOME AND EXPENSE
          Because the subject business unit was recently formed and is closely managed as an investment, no non-operating income or expense were found included in the Sales, G&A Costs-Direct expense line. However, as noted in SCHEDULE 4, a Sales, G&A Costs-Corporate Allocation

Mr. Craig Johnson
August 17, 2005
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          expense line was identified as not being required to sustain the existence of the royalty income stream and would not be included in a buyers valuation of the investment. This was thus removed.

     *    NONRECURRING INCOME AND EXPENSE
          No nonrecurring income or expense was identified.

     *    RELATED PARTY TRANSACTIONS
          No related party transactions were found in the income statement.

     *    DIRECT EXPENSE UPDATE
          As shown in SCHEDULE 6, an updated lower schedule of Sales, G&A Expense-Direct was provided by management that was valid as of the valuation date and was thus used in place of the same higher expense line previously noted as reported for the fiscal year ending May 31, 2005.

     ADJUSTMENT SUMMARY
          After the forgoing adjustments, as shown in SCHEDULE 8, normalized pre-tax income for fiscal year 2005 was $222,000 (rounded) or 46% of royalties.

5.5 CALCULATION OF NET CASH FLOW PARAMETERS

With the normalization adjustments and calculation of normalized pre-tax earnings in place, net cash flows can next be determined. Net cash flows to equity holders are determined by adjusting for the following items:

     *    Income taxes are subtracted;
     *    Depreciation and amortization is added back;
     *    Capital expenditures are subtracted;
     *    Increases in working capital are subtracted; and
     *    Anticipated new borrowings are added;
     *    Principal payments on debt are subtracted.

5.6 ROYALTY RATE

Because royalty income is the sole source of revenue for this business unit, we first looked at royalty rates paid by licensees for the use of CRAGAR trademarks. A market royalty rate is estimated to be the amount that a licensor and a licensee would negotiate if both had reasonably and voluntarily attempted to reach an agreement. We noted that CRAGAR rates were of three types: percent of sales, fixed sum fees, and dollar amount per units sold. Their auto aftermarket licensee percentage rates ran from 2 to 5 percent while the collectible/toy replica licenses were set at 1%, fixed sum fee or dollar per units sold. Four comparable industry royalty rates were identified as shown in

Mr. Craig Johnson
August 17, 2005
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SCHEDULE 7 for the automotive aftermarket. Two had percentage structures that were at 1% of gross and net sales while two had flat fee structures of $4 and $10 million. In considering whether CRAGAR trademark royalty rates where at or above a competitive market rate, the following factors were considered:

     * Level of exposure that the CRAGAR trademarks have received in industry publications;
     *    The level of recognition of the CRAGAR trademarks;
     * The degree to which each licensee gains a competitive advantage in its dealings with customers and vendors based on its use of the CRAGAR trade names.

Based on our analysis of the factors cited above, we believe that royalty rates received by CRAGAR as specified in licensing agreements were at reasonable and favorable rates sustainable in future periods on the valuation date.

5.7 FORECASTS

Discussions were held with CRAGAR management regarding their projections or expectations regarding the future growth of royalty revenues and earnings. We reviewed their financial projections and compared them to the pre-merger CRAGAR INDUSTRIES' royalty income history as well as independently prepared growth projections for the auto parts aftermarket and collectible/toy industry. As noted above, pre-merger royalties received from CARLISLE TIRE AND WHEEL (CTW) and other licensees grew an average of 5.4% per year for the period 2002-2004, recent quarterly royalty payments were trending upward, and the national economy and the aftermarket auto parts industry was in a recovery mode.

Considering these factors, as noted in SCHEDULE 8, working from the latest adjusted fiscal year actual results, we increased Carlisle composite/steel royalties by 7.2% in Period 1, by 7.4% in Period 2, by 3.1% in Period 3, by 5% in Period 4, then set Periods 5 and 6 at 4.4% growth. This schedule of royalty growth rates was drawn from an Industry Growth Outlook Report provided by Integra Information for the motor vehicle parts and accessories industry (SIC
3714).

On the valuation date, CRAGAR was in the process of negotiating a new, expanded 10-year exclusive licensing agreement with CTW that included a new CRAGAR product line for aluminum wheels. Management provided a projection of the ramp up of sales for this new line that started with associated royalties at about $250,000 in Period 1, rising to $550,000 by Period 3. Thereafter we applied the same growth rates used for the composite/steel wheels to derive royalties over the remaining periods considered.

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August 17, 2005
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Management's royalty projections for ROTORA, an auto brake components business, were used from Period's 1 thru 4 followed by the application of auto aftermarket industry growth rates, noted above, for the remaining two periods. Similarly, management's royalty projections for the remaining three licensee product lines involving collectible/toy products were used in the first three periods followed by the application of game and toy industry growth rates (Source: Integra Information), moving from 8.2% in Period 4, 7.6% in Period 5 and 4.4% in Period 6.

Recognizing that some of the pre-merger license contracts expired without renewal or were terminated for non-performance (average life was 2.6 years, SCHEDULE 2), a replacement assumption was utilized in the above projections for any expired or terminated licenses in the future periods. Also in consideration of CRAGAR'S active program to promote new license contracts, royalties from one new licensee similar to ROTORA was added starting in Period 2. Thus, as shown in
SCHEDULE 8, total projected revenues for Period 1 through Period 6 ranged from $705,700 to $1.4 million, which were considered reasonable and attainable by CRAGAR management.

Operating expense was projected based on our review of history and management discussions at 10% per year. Because of the nature of this business unit, no capital expenditures and associated depreciation were required and thus not included. No GECO debt was tied to this business unit and thus no interest expense was included in our projections. Thus, as shown in SCHEDULE 8, pre-tax earnings ranged from $422,300 in Period 1 to $960,900 in Period 6 (rounded).

5.8 INCOME TAXES

The effective tax rates used in projecting CRAGAR income taxes were calculated using Federal tax schedules for C-corporations and the Arizona tax rate schedules. Resulting after tax earnings ranged from $249,300 in Period 1 to $567,200 in Period 6.

6.0 DISCOUNT & CAPITALIZATION RATES

When using the income approach, future cash flows are forecasted and either discounted to present value or divided by a capitalization rate. The discount rate is an `opportunity cost,' that is, the expected rate of return (or yield) that an investor would have to give up by investing in the subject investment-instead of in available alternative investments that are comparable in terms of risk and other investment characteristics.

In  performing  a business  valuation  there are  several  different  methods to calculate the discount rate. The discount rate is determined by market conditions as of the valuation date as they apply to the specific characteristics of the subject contemplated investment. One method of obtaining this discount rate, the build-up method, was utilized in this valuation and is discussed below.

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August 17, 2005
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6.1 COST OF EQUITY

BUILD-UP MODEL

The build-up method lists each risk facing an investor and finds a value for each of its component parts. The `risk-free' rate is that rate considered to have virtually no possibility of default, such as U.S. Treasury obligations. We selected the 20-year U.S. Treasury bond as the risk-free component for estimating the cost of equity capital. The 20-year U.S. Treasury Bond rate as of May 31, 2005 was 4.4%.

The Equity Risk Premium is defined as the expected return over and above a risk-free return to induce investors to make investments in non-treasury bonds. It is measured by the differences between stock market returns and risk less security returns. On the valuation date this premium was 7.2%.

The industry risk premium (discount) represents the expected risk premium (or discount) for the industry based on the amount by which investors expect the future return of the industry to exceed or be less than that of the market as a whole. In the case of CRAGAR, we have included an industry risk discount of 2.1 percent obtained from Ibbotson Associates Stocks, Bonds, Bills and Inflation 2005 Yearbook (Valuation Edition) for SIC major group codes 3714 (motor vehicle parts and accessories) and 394 (dolls, toys, games etc.). This rate reflects our weighting of the two industry risk factors according to their respective percentage of royalty income.

The size premium is defined as the additional risk of investing in companies because they are smaller in size. Because of the predominance of royalty income emanating from a subsidiary of CARLISLE COMPANIES (specifically, CARLISLE TIRE & WHEEL), a size premium of 1.6% was selected on the valuation date.

The company specific risk premium considers the quantitative and qualitative aspects of CRAGAR. It is a measure of the "degree of uncertainty" of the projections for the business unit being valued. Business unit specific risk factors relating to the CRAGAR include the following:

     *    Competitive  pressures  on  licensees  in  primary  product  markets
     *    Uncertainties  within licensee  industries  served
     *    Potential loss of large licensee
     *    Licensee contracts not reaching full term

Based on the above factors and the facts and circumstances unique to CRAGAR, we deemed an additional risk premium of 4.0 percent to be appropriate as of May 31, 2005.

Mr. Craig Johnson
August 17, 2005
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The sum of each of these risk factors as of May 31, 2005, results in a required return on equity of 15.1 percent as shown below:

+ Long Term Treasury Bond Yield
       (risk free rate)                  4.4%          (per Wall Street Journal)
+ Long Term Market Return in Excess
       of Risk Free Rate                 7.2%          (per Ibbotson & Assoc.)
+ Small Company Risk                     1.6%          (per Ibbotson & Assoc.)
+ Industry Premia                       -2.1%          (per Ibbotson & Assoc.)
+ Company Specific Risk                  4.0%          (appraiser's estimate)
                                       -----
= Net Cash Flow Discount Rate           15.1%          (rounded)
                                       =====

The 15.1% net cash flow discount rate was applied to projected net cash flows as shown on SCHEDULE 9. To account for the cash flows subsequent to the fifth projected year, a residual value was calculated by capitalizing the projected Period 6 cash flow using a capitalization rate equal to the discount rate less the long-term growth rate of 4.4%. This residual value was then discounted back to present value.

The sum of the discounted net cash flow and residual value resulted in an estimated value for CRAGAR of $4,091,000 (rounded) as of May 31, 2005. Because of the reasonable liquidity of this investment we applied no lack of marketability discount.

7.0 PRIOR APPRAISAL

Around the time of the merger of CRAGAR with GECO, a valuation was prepared by MILLER CAPITAL CORPORATION of the CRAGAR investment. A copy of the valuation schedule developed for this purpose was reviewed with the following observations. Royalty income projections were included for seven licensees totaling $700,000 per year with no escalation of this income over the seven periods considered. Operating expense was set at a level of about one salaried employee with moderate escalation of this expense in the projection, thus considering no other expense such as advertising and promotion expense. Other revenue for Super Shops/Titan in the first two years of the analysis was noted at $350,000 and $120,000. Seven discount rates were used with nine terminal year exit multiples to arrive at a matrix of concluded values. The net present value closest to the carrying value for CRAGAR on GECO books, i.e., $3,340,907, was derived using a discount rate of 16%, just above the rate we used in the above analysis. While this valuation schedule was of interest in understanding part of the valuation history of CRAGAR, it was not used to arrive at the concluded value noted below in this report.

Mr. Craig Johnson
August 17, 2005
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8.0 CONCLUSION

It is therefore our opinion that the Fair Value of a 100% control equity interest in CRAGAR INDUSTRIES, Inc., as of May 31, 2005 is (rounded):


                    FOUR MILLION NINETY-ONE THOUSAND DOLLARS

                                   $4,091,000

At this level of value it is also our opinion that as shown in SCHEDULE 10 and below, there is no impairment of goodwill:

                  $M                                  5/31/05
                  --                                  -------
     Opinion of Equity Value                           $4,091

     Book Equity (Incl. Goodwill)                          NA
     Goodwill                                              NA
                                                       ------
         Net Asset Value Minus Goodwill                     0
                                                       ------
     Implied Fair Value of Goodwill                     4,091
        Less:
     Carrying Value of Goodwill                         3,248
                                                       ------

     Excess of Fair Value over Carrying Value          $  843
                                                       ======

    Evidence of Impairment?                               No

Mr. Craig Johnson
August 17, 2005
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9.0 CERTIFICATION

WE CERTIFY THAT, TO THE BEST OF OUR KNOWLEDGE AND BELIEF:

     *    The statements of fact contained in this report are true and correct.

     * The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and is our personal, unbiased professional analyses, opinions, and conclusions.

     * We have no present or prospective interest in the business that is the subject of this report, and we have no personal interest or bias with respect to the parties involved, or any other interest that might prevent us from performing an unbiased valuation.

     * We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

     * Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

     * Our compensation for completing this report is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this valuation.

     * Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

     * No one provided significant business valuation assistance to the person signing this certification.(12)


                              ---------------------
                              Noel D. Luke, ASA

----------
12. Uniform Standards of Professional Appraisal Practice and Advisory Opinions 2005 Edition Effective January 1, 2005 - May 31, 2005.

Mr. Craig Johnson
August 17, 2005
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10.0 ASSUMPTIONS AND LIMITING CONDITIONS

This valuation is subject to the following assumptions and limiting conditions:

1. Information, estimates, and opinions supplied by others that were considered in this valuation are from sources that were considered to be reliable. However, no further responsibility is assumed for their accuracy, and we assume no liability for such sources.

2. Information supplied by management and others has been accepted as correct without any further verification, except as otherwise noted, and we express no opinion on that information.

3. We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject assets, properties, or business interests is assumed to be good and marketable unless otherwise stated.

4. The subject assets, properties, or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

5. Our conclusions assume the continuation of responsible ownership and competent management with respect to the subject assets, properties or business interests.

6. We have assumed that there is full compliance with all applicable federal, state, and local regulations and laws unless otherwise specified in this report.

7. We assume no hidden or unapparent conditions regarding the subject assets, properties, or business interests.

8. Unless otherwise stated in this report, we did not observe, and we have no knowledge of, the existence of hazardous materials with regard to the subject assets, properties or business interests. However, we are not qualified to detect such substances and, therefore, assume no responsibility for such conditions or for any expertise required for discovery of them.

9. This valuation contemplates facts and conditions existing as of the valuation date. Events and conditions occurring after that date have not been considered, and we have no obligation to update our report for such events and conditions.

10. The various estimates of value presented in this report apply to this valuation only and may not be used out of the context presented herein. This valuation is valid only for the purpose or purposes specified herein, and only as of the stated valuation date.

11. Possession of this report, or a copy thereof, does not carry with it the right of publication of all or any part of it, nor may it be used for any purpose by anyone other than the client to whom it is addressed without the previous written consent of the client or us and, in any event, only with proper attribution and only in its entirety.

12. Neither all nor any part of this report shall be disseminated to the public, either orally or in writing, through advertising, public relations, news, sales or other media without our prior written consent.

Mr. Craig Johnson
August 17, 2005
Page 21 of 26


13. This valuation is further subject to any other contingencies, assumptions, and limiting conditions that may be set forth elsewhere within this report.

14. We are not required to give testimony in court, be deposed or attend any hearing in reference to the Company being valued or concerning this estimate of value, unless prior arrangements have been made.

15. You agree to indemnify and hold us harmless against all liability, claim, loss and expense that we or you incur in connection with any dispute or litigation involving you, unless such dispute or litigation is the result of our wrongdoing not caused by, related to, or the result of information provided by you. This indemnity includes all out-of-pocket expenses and fees at standard hourly rates in effect at the time rendered. If we must bring legal action to enforce this indemnity, you agree to pay all costs of such action. Val-West Consulting, L.L.C. and its employees are liable only to the client, and this liability is expressly limited to the amount of the fee for this engagement. We assume no liability, obligation or accountability to any third party under any circumstances.

Mr. Craig Johnson
August 17, 2005
Page 22 of 26


11.0 PRINCIPAL SOURCES OF INFORMATION

The following sources and documents were utilized in arriving at our estimate of value (list is not all-inclusive):

* Site interview and other discussions with MR. J. CRAIG JOHNSON and MR. SEAN MCGARRY.

* Annual Report for the Year Ended May 31, 2004, FORM 10-KSB, GLOBAL ENTERTAINMENT CORPORATION.

*    Notice of Special Meeting of Stockholders of CRAGAR INDUSTRIES, INC., Proxy
     Statement   of  CRAGAR   INDUSTRIES,   INC.  and   Prospectus   for  GLOBAL
     ENTERTAINMENT CORP., February 12, 2004.

*    GECO Five Year Projected P&L for CRAGAR, 2005-2010.

* CRAGAR INDUSTRIES, INC. Historical Income Statements for the years ending December 31, 2000 through December 31, 2004.

* GECO'S Statement of Operations for CRAGAR for the fiscal years ending May 31, 2004 through May 31, 2005 and budget view for 2006.

*    CRAGAR trade number, trade description and unregistered description.

* Exclusive Field of Use License Agreement between CRAGAR INDUSTRIES, INC. and CARLISLE TIRE & WHEEL CO. effective as of December 1999.

* Amendment B - New Product License between CRAGAR INDUSTRIES, INC. and CARLISLE TIRE & WHEEL CO. effective as of December 1999.

* Exclusive Field of Use License Agreement between CRAGAR INDUSTRIES, INC. and ROTORA effective as of November 22, 2004.

* License Agreement between CRAGAR INDUSTRIES, INC. and JAKKS PACIFIC, INC. effective as of June 8, 2004.

* License Agreement between CRAGAR INDUSTRIES, INC. and GEORGIA MARKETING AND PROMOTION, INC. signed on September 1 and 19, 2002.

* License Agreement between CRAGAR INDUSTRIES, INC. and RC2 BRANDS, INC. AND AFFILIATES signed on July 1 and 7, 2004.

* Amendment 1 to License Agreement between CRAGAR INDUSTRIES, INC. and RC2 BRANDS, INC. AND AFFILIATES entered into on June 1, 2004, signed on January 31, 2005 and February 2, 2005.

* Valuation worksheet prepared by MILLER CAPITAL CORPORATION of the CRAGAR investment.

*    GECO web site: http://www.cragar.com.

Mr. Craig Johnson
August 17, 2005
Page 23 of 26


*    U.S.  Bureau of Economic  Analysis News Release:  Gross  Domestic  Product:
     First Quarter 2005 (Preliminary) Corporate Profits: First Quarter 2005 (Preliminary), May 26, 2005.

* Standard Industrial Classification (SIC) descriptions for 3714 and 3944 from www.OSHA.gov.

* Industry Growth Outlook Report, Integra Information, SIC Code 3714 and 3944, Motor vehicle parts and accessories.

*    Public   Company  market   information   obtained  from   www.sec.gov   and
     www.reuters.com.

*    Transactions   obtained  from  databases  provided  by  Business  Valuation
     Resources, LLC's Pratts Stats, and World M&A Network's Done Deals.

*    FASB  Statement  of  Financial   Accounting  Standards  No.  141,  Business
     Combinations

*    FASB Statement No. 142, Goodwill and Other Intangible Assets

*    FASB Statement No. 2, Accounting for Research and Development Costs

* FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

* AICPA Practice Aid Assets Acquired in a Business Combination to be Used in Research and Development Activities.

* Stocks, Bonds, Bills and Inflation 2005 Yearbook Valuation Edition, Chicago, IL: Ibbotson & Associates, Inc., 2005.

* Ibbotson Associates Cost of Capital and Industry Premia, SBBI Valuation Edition 2005 Yearbook.

* "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", 4th Ed. Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs, "Analysis of Financial Statements", 5th Ed. Leopold A. Bernstein & John J. Wild.

* "Financial Management", 10th Ed. Arthur J. Keown, John D. Martin, J. William Petty, David F. Scott, Jr.

* Relevant pages from web sites cited (see web addresses noted above) in this report have been printed out and are held for review in Val-West Consulting, L.L.C. work papers.

12.0 QUALIFICATIONS OF APPRAISER

NOEL D. LUKE, ASA
Noel Luke has 32 years of valuation and corporate planning experience in industry. Mr. Luke has valued shares of private companies, partnerships and professional practices in 15 U.S. business sectors including: health care, service, energy, manufacturing, distribution, finance, construction and many others. He also has experience in constructing damage models for litigation support. He is the principal consultant for the firm, having previously worked with a top Houston area valuation firm and a litigation support firm in Scottsdale.

PROJECT
EXPERIENCE    Mr.  Luke has worked on almost  500  business  valuations  over 15 years,  including  the last eight  years as a  full-time  business appraiser.  For  closely  held  businesses  within the 15 business sectors, his valuation services involve over 120 specific types of businesses  or practices.  Using his strong  computer and research skills,  state-of-the-art  databases (e.g.,  EDGAR and private M&A databases) and  internet-sourced  business  information  are drawn
              upon  to  provide   up-to-date   industry   and  market   specific
              information for each unique enterprise. He uses the latest web query applications for downloading such information.

              He provides business valuation appraisal services to clients for family limited partnerships, privately held stock, ESOPs, stock redemptions and buy/sell agreements, marital dissolution, S-Corp conversions, gifting and charitable contribution programs, gift and estate tax returns and planning, merger & acquisition transactions and other securities valuations. Clients include closely held businesses, individuals and bankruptcy estates.

              Closely complementing Mr. Luke's appraisal activities, his corporate finance experience includes building financial plans (operating and strategic), performing investment portfolio analysis and establishing/managing plan-based budgetary controls. Advanced business applications include:

               *    Business Unit Economic Valuations
               *    Investment Portfolio Mgt. for Multiple Business Units
               *    Operations Activity Reporting & Analysis
               *    Performance Accountability
               *    Tactical Plan Budgeting & Control (Variance Analysis)
               *    Design & Dev. of Economic Models
               *    Design/use of Tax and Fiscal Systems
               *    Investment Analysis/ Reporting
               *    Strategic Plan Development, Modeling, Review
               *    Competitor Analysis

FIRM
AFFILIATIONS        Mr.  Luke most  recently  worked  with Craig  Reinmuth,  CPA located in Scottsdale, Arizona as the practice's lead professional for Business Valuations. From 1997 to early
                    2003, he was affiliated with a top litigation support and business valuation firm in Houston, Hill Schwartz Spilker
                    Keller LLC (HSSK), carrying out engagements with most of the large law firms in that city. In the last year with that firm, 75% of his time was devoted to providing business valuation services for marital dissolutions.

                    Prior to joining HSSK, Mr. Luke was a Senior Planning Coordinator and member of Texaco's Investment Portfolio Management Team in Bellaire, Texas, dealing with strategic planning for oil and gas exploration. In the last ten-year period with Texaco, he provided valuation and financial planning services for Texaco's foreign and domestic exploration companies, dealt with associated control and strategic planning issues, principally involving the valuation of international drillable exploration ventures.

CERTIFICATIONS/
AFFILIATIONS        Noel Luke is an Accredited  Senior  Appraiser (ASA) with the
                    American Society of Appraisers and served on the board of the Houston ASA Chapter prior to moving to the Phoenix, Arizona area. He is presently a member of the local Phoenix
                    ASA Chapter.

EDUCATION           Mr. Luke  received his BA and MA degrees in  economics  from
                    San Francisco State University and after additional graduate studies at the University of California in Davis, received an additional MA degree from that school.

SEMINARS/
CONFERENCES         He regularly  attends local and national American Society of
                    Appraisers and CPA valuation conferences, seminars and chapter meetings to stay current with education and industry issues. A partial list includes the following:

                 AICPA's
                   Natl Business Valuation Conference, Phoenix, AZ     Nov. 2003
                 Arizona Society of CPA's, Annual Business Valuation
                 Conference
                   6th, Phoenix, AZ                                   Sept. 2005
                   5th, Phoenix, AZ                                   Sept. 2003
                 American Society of Appraisers, Advanced B.V.
                 Conference
                   23rd, San Antonio, TX                               Oct. 2005
                   21st, Orlando, FL                                   Aug. 2002
                   19th, Philadelphia, PA                              Nov. 2000
                   18th, New Orleans, LO                               Oct. 1999
                   16th, Houston, TX                                   Jun. 1997

PROFESSIONAL
DEVELOPMENT     American Society of Appraisers Accreditation Course Work:
                  USPAP Course                                         June 1997
                  Introduction to Business Valuation, Part One    September 1997
                  Introduction to Business Valuation, Part Two     November 1997
                  Business Valuation Case Study                     January 1998
                  Business Valuation - Selected Advanced Topics  Jul.-Aug., 1998


REFERENCES      Collins & Collins, Attorneys at Law (Phoenix)     (602) 788-7227
                J. Michael Hill, FASA (HSSK, Houston)     (800) 747-5011/Houston
                                                          (800) 960-8861/Dallas

                         Appraisal of the Fair Value of
                             CRAGAR INDUSTRIES, INC.


                  SFAS 142, Step 1 Test of Goodwill Impairment


                                      As of
                                  May 31, 2006



                                  Prepared by:

                           VAL-WEST CONSULTING, L.L.C.

                         3317 E. Bell Rd., Suite 101-170
                                Phoenix, AZ 85032

August 21, 2006

J. Craig Johnson, CFO
Global Entertainment Corporation
4909 E. McDowell Rd., Ste. 104
Phoenix, AZ 85008

Re: Opinion of the Fair Value of a 100 percent Interest in Cragar Industries, Inc., a wholly owned subsidiary of Global Entertainment Corp.

Dear Mr. Johnson:

Pursuant to the request of GLOBAL ENTERTAINMENT CORPORATION (GECO), VAL-WEST CONSULTING, L.L.C. (VWC) has prepared an opinion of the Fair Value of a 100% equity interest in CRAGAR INDUSTRIES, INC. (referred to as Cragar) as of May 31, 2006 (fiscal year-end). CRAGAR is a reporting unit and wholly owned subsidiary of GECO. We understand that this valuation will be used solely for the purpose of assisting management of GECO in their determination as to whether there is impairment of Goodwill pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and related guidance. Our Fair Value conclusions are the result of the appraisal as described in the accompanying report.

Based upon SFAS 142, Step 1 analysis, as set forth in the accompanying report, it is our opinion that there is no evidence of goodwill impairment. This opinion results from our conclusion that the implied Fair Value of Goodwill derived for a 100% interest in CRAGAR as of May 31, 2006 is greater than the Carrying Value as of the same date as shown below (see SCHEDULE 12):


     Opinion of                                    5/31/06
                                                   -------
       Implied Fair Value of Goodwill              $5,084
       Carrying Value of Goodwill                   3,248
                                                   ------
     Net Difference                                $1,836
                                                   ======

         EVIDENCE OF IMPAIRMENT?                     NO

In preparing the value conclusions utilized in this report, we have followed the Uniform Standards of Professional Appraisal Practice ("USPAP") as developed by The Appraisal Foundation. Our opinion is subject to the attached certification and assumptions and limiting conditions.

Sincerely,

                                       VAL-WEST CONSULTING, L.L.C.

                                       Noel D. Luke, ASA

                                Table of Contents

Section                                                                   Page
Number                                                                   Number
------                                                                   ------

1.0      OVERVIEW...........................................................1

2.0      ECONOMIC AND INDUSTRY OUTLOOK......................................4

3.0      HISTORY AND NATURE OF THE BUSINESS.................................9

4.0      FINANCIAL STATEMENT ANALYSIS......................................15

5.0      VALUATION APPROACHES..............................................15

6.0      DISCOUNT & CAPITALIZATION RATES...................................21

7.0      PRIOR APPRAISAL...................................................23

8.0      CONCLUSION........................................................24

9.0      CERTIFICATION.....................................................25

10.0     ASSUMPTIONS AND LIMITING CONDITIONS...............................26

11.0     PRINCIPAL SOURCES OF INFORMATION..................................28

12.0     QUALIFICATIONS OF APPRAISER.......................................31


CHART 2 and Schedules 1 through 12

Mr. Craig Johnson
August 21, 2006
Page 1 of 33


1.0 OVERVIEW

1.1 DESCRIPTION OF ENGAGEMENT

The purpose of this engagement is to perform the transitional goodwill impairment testing activities required under Step 1 of SFAS 142 for CRAGAR as of May 31, 2006. We understand that our opinion of fair value will be used by GECO management solely for the above stated purpose; pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", and related guidance (see below).

SFAS No.142, issued in June 2001, requires that intangible assets with indefinite lives, not subject to amortization, shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. If the value of goodwill has been impaired it must be written down to its market value. Based upon the findings of this report, GECO management, with the help of their financial advisors, will apply the provisions of SFAS No.142 and make a separate determination as to whether impairment has occurred as of May 31, 2006.

The subject of this report, CRAGAR INDUSTRIES, INC., is an intellectual property
(IP) company whose greatest assets are its brand name, which has existed since the 1930s, and its classic trademark rights that it holds as the sole and exclusive owner. It operates under the umbrella of GECO, a holding company engaged, through its wholly owned subsidiaries, in sports management, arena development and management, and marketing, ticketing and IP licensing. (1)

The details in this valuation report were prepared in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP). The report also meets USPAP standards for an Appraisal Report. By accepting this report in its final form, management agrees that all representations attributed to them herein are correct statements of their representations made to the appraiser during the preparation of this report. Further, the financial forecast provided by management is based on their judgment, considering present circumstances, of the expected conditions and their expected course of action.

----------
1. Annual Report for the Year Ended May 31, 2005, FORM 10-KSB, Global Entertainment Corporation.

Mr. Craig Johnson
August 21, 2006
Page 2 of 33


1.2 FAIR VALUE

For this appraisal, in determining the value of CRAGAR, we have used the definition of Fair Value as follows:

         "FAIR VALUE" FOR FINANCIAL REPORTING PURPOSES IS DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AS THE AMOUNT AT WHICH AN ASSET COULD BE BOUGHT OR SOLD IN A CURRENT TRANSACTION BETWEEN WILLING PARTIES, THAT IS, OTHER THAN A FORCED LIQUIDATION OR SALE. IT IS ANTICIPATED THAT THE IDENTIFIABLE INTANGIBLE ASSETS TO BE VALUED WILL INCLUDE THE COMPANY'S TRADEMARKS AND TRADE NAMES, CUSTOMER LISTS, CONTRACTS AND NON-COMPETE COVENANTS.

For purposes of this report we assumed CRAGAR will continue as an ongoing business. Our analysis considers only the facts and circumstances surrounding CRAGAR as of the valuation date. Our findings in this report are subject to this valuation date. Should another valuation date be used our opinion would most likely differ.

1.3 INTERNAL REVENUE SERVICE GUIDELINES

Many quantitative and qualitative factors must be considered when estimating the value of a business entity. These factors may vary based on the unique circumstances surrounding each business entity and the economic conditions that exist at the date of the valuation. The Internal Revenue Service has given some common guidelines for valuing a business in Revenue Ruling 59-60. This Revenue Ruling states that in the valuation of the stock of closely held businesses, the following considerations, although not all inclusive, must be carefully considered:

     1) The nature of the business and the history of the enterprise from its inception;
     2) The economic outlook in general and the condition and outlook of the specific industry in particular;
     3) The book value of the stock and the financial condition of the business;
     4)   The earning capacity of the company;
     5)   The dividend-paying capacity of the company;
     6)   Whether the enterprise has goodwill or other intangible value;
     7)   Sales of the stock  and the size of the  block of stock to be  valued;
          and
     8) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.(2)

----------
2.   Information obtained from Internal Revenue Services: Revenue Ruling 59-60.

Mr. Craig Johnson
August 21, 2006
Page 3 of 33


1.4 LEVELS OF VALUE

In valuing a controlling interest in a business, all rights, risks, and rewards of control should be considered. This is accomplished through the application of appropriate valuation approaches, methods and taking into consideration a variety of qualitative and quantitative factors. For the estimation of the Fair Value of CRAGAR only the Income Approach was considered appropriate.

Under the Income Approach, a variety of valuation method may be used in determining the value of a business unit, each leading to a preliminary value. This preliminary value must then be adjusted using premiums and/or discounts (valuation adjustments) based on the circumstances surrounding the business unit being valued. Any valuation adjustment deemed necessary must be taken from a precise level of value. Of the three main valuation adjustments the first is the control premium. Control premiums are an amount by which the pro rata value of a controlling interest exceeds the pro rata value of a non-controlling interest in a business unit that reflects the power of control. The subject business unit is being valued at the control level.

The second discount that may be considered is a minority interest discount. As this appraisal is assessing the value of a controlling interest this discount was not necessary.

The third discount that must be considered is the marketability discount. This discount deals with the liquidity of the subject ownership interest and how quickly and certainly it can be converted to cash. Securities sold on the New York Stock Exchange are an example of marketable minority interests. These securities can be sold by investors with a relatively small transaction cost. Because an investor can receive cash proceeds from such securities within a few working days they are considered liquid. In contrast to securities sold on a public exchange, owners of closely held minority or control interests may not be able to quickly liquidate their interests. As a result a marketability discount is applied, for example, to values derived under the income approach. Because of the relative liquidity of this investment, no marketability discount was deemed necessary.

Mr. Craig Johnson
August 21, 2006
Page 4 of 33


2.0 ECONOMIC AND INDUSTRY OUTLOOK

"AN UNDERSTANDING OF THE ECONOMIC AND INDUSTRY OUTLOOK IS FUNDAMENTAL TO DEVELOPING REASONABLE EXPECTATIONS ABOUT THE SUBJECT COMPANY'S PROSPECTS."(3) IT IS CRITICAL TO LOOK AT THE NATIONAL ECONOMY BECAUSE IT "INFLUENCES ALL INDUSTRIES AND ALL COMPANIES."(4) "EACH SEGMENT OF AN INDUSTRY OR AN ECONOMY, MAY BE AFFECTED DIFFERENTLY BY A PARTICULAR TREND OR DEVELOPMENT."

2.1 NATIONAL ECONOMIC OUTLOOK

Over the period 2003-2006 (1st Qtr.), the U.S. economy has stabilized at an annual rate from 3 to 5%, advancing up from the trough it entered in 2001. This is shown below in the U.S. Department of Commerce's (5) quarterly (seasonally adjusted at annual rates) and annual rates of change for real gross domestic product (GDP) covering the period 2002 to the first quarter of 2006.

                        Real Gross domestic product (GDP)
                         % Change From Preceding Period
                         ------------------------------

                2002       2003       2004      2005       2006
                ----       ----       ----      ----       ----
      Annual                2.7       4.2        3.5
          Q1                1.7       4.3        3.8       5.3
          Q2     2.2        3.7       3.5        3.3
          Q3     2.4        7.2       4.0        4.1
          Q4     0.2        3.6       3.3        1.7
                 [Quarters seasonally adjusted at annual rates]

The bottom of the business decline was reached in the third quarter of 2001 when the economy slowed by (1.4%), followed by the strongest evidence of recovery occurring in the 3rd quarter of 2003 as the annualized rate rose by 7.2% (see above).

In the most recent period (1st qtr. 2006), real gross domestic product -- the output of goods and services produced by labor and property located in the United States -- increased at an annual rate of 5.3 percent, according to preliminary estimates released by the Bureau of Economic Analysis. In the fourth quarter, real GDP increased 1.7 percent.

According to the U.S. Bureau of Economic Analysis, the increase in real GDP in the first quarter primarily reflected positive contributions from personal consumption expenditures (PCE), exports, equipment and software, and federal government spending. Imports, which are a subtraction in the calculation of GDP, increased.

----------
3. "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs. Fourth Edition, P. 88.
4.   Ibid., P. 88.
5. U.S. Bureau of Economic Analysis News Release: GDP: 1st Quarter 2006 (Preliminary), May 25, 2006.

Mr. Craig Johnson
August 21, 2006
Page 5 of 33


The acceleration in real GDP growth in the first quarter primarily reflected an upturn in PCE for durable goods, an acceleration in exports, an upturn in federal government spending, and an acceleration in equipment and software that were partly offset by a downturn in private inventory investment.

Final sales of computers contributed 0.05 percentage point to the first-quarter growth in real GDP after contributing 0.33 percentage point to the fourth-quarter growth. As shown below, motor vehicles and parts output added
0.59 percentage point to the first-quarter growth in real GDP after subtracting -1.92 percentage points from the fourth-quarter growth.

                            Motor vehicles and parts
                         % Change From Preceding Period
                         ------------------------------
                2003             2004           2005           2006
                ----             ----           ----           ----
                0.19             0.06           -0.03
       Q1       0.22            -0.02           -0.31          0.59
       Q2       0.53            -0.19            0.27
       Q3       0.77             0.44            0.45
       Q4       -0.43            0.11           -1.92
                            [Qtrs seasonally adjusted
                                at annual rates]

According to government economists, motor vehicle sales were at an annualized level of 17.6 million in January 2006 the highest rate since July 2005. Since January, however, sales of motor vehicles have been quite lackluster, at 16.6 million in February and March and 16.7 million in April. With the April level below the first quarter average, it will be difficult for second quarter sales to top the first quarter level, even if gasoline prices had not increased so much in March and April. So, it is unlikely that vehicle sales will contribute to national economic growth in the second quarter. Monthly economic statistics released in May and June will likely reflect to a greater extent the sharp run up in energy prices in March and April.

In the U.S. Department of Commerce's annual assessment of U.S. Automotive Parts Industry, they noted that major issues in 2005 were "the continued economic struggle of parts suppliers hit with higher energy and steel costs, heavy debt and overcapacity caused by production cuts at Ford and GM. As a result, more than a dozen major suppliers filed for bankruptcy in 2005. General Motors, Ford, and DaimlerChrysler (Detroit 3) remain the largest purchasers of U.S. parts production. U.S. parts suppliers have been feeling the pinch in terms of small profit margins and price cut demands. The largest U.S.-based automotive supplier, Delphi, filed for Chapter 11 bankruptcy protection and the second largest, Visteon, was rescued by Ford."

"Industry experts expect that the Detroit 3 will continue to lose market share to U.S.- affiliates of foreign-based manufacturers and imports. Many U.S. parts suppliers are trying to become suppliers to the foreign-affiliated (transplant) automakers to offset loss of sales to the Detroit 3. However, they are finding it difficult to enter transplant automakers' supply chains, in part because

Mr. Craig Johnson
August 21, 2006
Page 6 of 33


transplants  have  previously   established   relationships  with  home-  market
(foreign) suppliers or have already established long term relationships with other U.S. suppliers."

Elsewhere in the 2006 Automotive Parts Industry Assessment Report, note was made of prior trends where the automotive parts industry followed the motor vehicle industry. In periods of downturn in the motor vehicle sector, OE automotive parts production and sales also drop but were offset somewhat by aftermarket sales as demand for replacement parts for vehicles in use increased. However, this report cautions that this pattern has not always been correct, and in the future, warned that declines in OE parts production and sales may no longer be offset by increases in the demand for aftermarket parts.

On the other hand, some industry observers believe the whole aftermarket parts manufacturing base should be separated from OE suppliers and treated as different businesses. The profit margins of the aftermarket are highly attractive compared to the OE side and the automotive aftermarket sector typically does not feel the same price and cost cut pressures from OEMs that the OE supply chain feels, but the sector is still affected by the state of the economy.

2.2 AUTOMOTIVE AFTERMARKET INDUSTRY OUTLOOK

INDUSTRY DEFINED

The term "AFTERMARKET" refers to the collective network of vendors who design and sell vehicular components that are intended to replace the stock manufacturer's parts. Aftermarket parts are divided into two categories: replacement parts, and accessories. Replacement parts are automotive parts built or remanufactured to replace OE parts as they become worn, damaged, or as a straight replacement for a stock item at a lower price, with no intention to cause a change in appearance or performance. Accessories are parts made to alter the appearance or performance of the vehicle, for comfort, convenience, safety, or customization, and are designed for add-on after the original sale of the motor vehicle.

A manufacturer's criteria used to design an aftermarket product are based in large part on the features that would sell to the widest audience at a reasonable price for the vehicle's class. Reliability, price, and fuel economy are typically factors in the decision-making process.

Aftermarket products have become the means by which one may customize one's vehicle to suit a particular personality, to provide a role not satisfied by the stock vehicle, or to simply stand out. Aggressive styling and/or performance enhancements, which might not be important to the average buyer, usually make up a significant portion of the aftermarket. In fact, some parts come bundled together within a larger kit that one may choose to install in order to alter one's vehicle to a more significant degree.

Mr. Craig Johnson
August 21, 2006
Page 7 of 33


The aftermarket also caters for the wish of many vehicle owners to have access to replacement parts that are less expensive than the official spare parts produced by vehicle manufacturers.

INDUSTRY PERFORMANCE

The U.S. automotive aftermarket employs about 4.54 million people, and in 2004, sales totaled $254.9 billion. U.S. sales in this business sector grew by 5 percent in 2005 to $267.6 billion, the largest increase since 2000, according to the 2006/2007 AFTERMARKET FACTBOOK, recently published by the Automotive Aftermarket Industry Association (AAIA).

"We're extremely pleased to see steady growth in aftermarket sales while the new car dealerships' share continues to slide for the fifth consecutive year," said Kathleen Schmatz, AAIA president and CEO. "And contrary to the frequent prediction that DIY ("Do-it-Yourself") is dying, our data shows that the DIY side of the industry grew by a healthy 5.6 percent."

According to the AAIA, as shown below, industry growth was led by the medium and heavy duty segment, which expanded 6.2 percent to $70.6 billion. The automotive light vehicle segment increased 4.6 percent to $197 billion. As also shown in the following table, AAIA believes sales in this industry will rise by 4% in 2006.

Mr. Craig Johnson
August 21, 2006
Page 8 of 33


                                 Medium and          Total
     Year      Automotive       Heavy Duty       Aftermarket    % Change
     ----      ----------       ----------       -----------    --------
     1997        $138.8           $53.4             $192.2          --
     1998        $142.0           $55.3             $197.3         2.7%
     1999        $149.0           $58.6             $207.6         5.2%
     2000        $157.5           $61.5             $219.0         5.5%
     2001        $166.7           $60.9             $227.6         3.9%
     2002        $174.3           $61.5             $235.8         3.6%
     2003        $181.6           $62.1             $243.7         3.4%
     2004        $188.4           $66.5             $254.9         4.6%
     2005        $197.0           $70.6             $267.6         5.0%
     2006*       $204.4           $79.9             $278.3         4.0%

     Notes: * Forecast
            Historical data have been revised

     Source: AAIA

Because 81% of fiscal year 2005 CRAGAR royalty income came from one licensee that sells products in the automotive aftermarket, financial performance measures for this business sector were examined. According to management, the automotive aftermarket is directly impacted by several external factors, such as the general demand for aftermarket automotive parts, prices for raw materials used in producing products sold by Cragar's licensees, fluctuations in discretionary consumer spending, and general economic conditions, including, but not limited to, employment levels, business conditions, interest rates, and tax rates. The automotive aftermarket sector typically does not feel the same price and cost cut pressures from OEMs that the OE supply chain feels, but aftermarket sales are still affected by the state of the economy as shown in CHART 2.

Mr. Craig Johnson
August 21, 2006
Page 9 of 33


3.0 HISTORY AND NATURE OF THE BUSINESS

UNDERSTANDING THE COMPANY'S COMPETITIVE AND FINANCIAL POSITION IS A CRITICAL PART OF A VALUATION. A GOOD ANALYST SHOULD HAVE A STRONG "PERSPECTIVE ON THE COMPANY BEING VALUED AND... A MULTITUDE OF DETAILS RELEVANT TO THE VALUATION ASSIGNMENT."(6) THIS SECTION EXPLAINS THE QUALITATIVE CHARACTERISTICS OF THE COMPANY INCLUDING ITS COMPETITIVE STRATEGY AND FUTURE OUTLOOK.

3.1 BACKGROUND(7)

GECO is a holding company engaged, through its wholly owned subsidiaries, in sports management, arena development and management, and licensing, ticketing and marketing. GECO was originally organized as a Nevada corporation on August 20, 1998, under the name GLOBAL II, INC. GECO, following a series of business changeovers, acquired CRAGAR in 2003. Following is an abbreviated history of the evolution of CRAGAR'S business strategy, ownership and development.

CRAGAR, as constituted on the valuation date, owned the exclusive right to sell, market and promote its nationally recognized, branded products CRAGAR(R), TRU-SPOKE(R), CRAGAR S/S(R) and STREET PRO(R). For this right, they receive royalties based on the sale of licensed products primarily in the automotive aftermarket for wheels and other accessories. This revenue is recognized at the completed sale of the licensed products.

In 1930, Crane Gartz and Harlan Fengler founded CRAGAR to make automotive cylinder heads. This was followed by the formation of CRAGAR EQUIPMENT COMPANY
(CEC) in 1964 and the introduction of Cragar S/S Super Sport Wheels. This new product immediately achieved prominence in the automotive aftermarket. Other aftermarket products were subsequently introduced in the following years. To carry design, production, and sales of high-quality custom vehicle wheels and wheel accessories to a new level, CRAGAR INDUSTRIES, INC. was formed in December 1992. It sold its wheel products in the automotive aftermarket through a national distribution network of value-added resellers, including tire and automotive performance warehouse distributors and retailers and mail order companies.

However, after reassessing this business strategy, CRAGAR changed course and entered into several licensing agreements where other companies would develop, design, engineer, manufacture, sell, and distribute their automotive wheel-related products in exchange for royalties based on net sales of the licensed products. A key element of this new CRAGAR business strategy was to extend the CRAGAR brand names to new products developed by its licensees as well as to non-wheel related products within the automotive aftermarket industry. The

----------
6. "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs. Fourth Edition, P. 86.
7. Annual Report for the Year Ended May 31, 2004, FORM 10-KSB, Global Entertainment Corporation; and website www.cragar.com.

Mr. Craig Johnson
August 21, 2006
Page 10 of 33


big picture was to become an international licensor of custom wheels and wheel accessories for cars, trucks, vans, sport utility vehicles, racing vehicles, and motorcycles.

A detailed  list of CRAGAR  trademarks  offered for  licensing  is  presented in
SCHEDULE 1. Licensees under this new arrangement included Carlisle Tire and Wheel Co. (1999), Weld Racing (1999), Performance Wheel Outlet (2000), Playing Mantis (2001), Racing Champions/Ertl (2001), Model Recifier (2002) and Georgia Marketing and Promotions (2002). After the merger discussed below, five additional agreements were entered into, Quattro Brands (2003), The Wheel Group
(2003), Rotora (2004), Jakks (2004) and RC2 (2004). One additional agreement with Power Stop was effective on June 9, 2006. SCHEDULE 2 lays out initial contract dates for agreements, lapsed time as of the valuation date and expiration or termination dates by licensee.

In March 2003, GECO acquired, by merger, CRAGAR INDUSTRIES, INC., thus securing the exclusive right to sell, market and promote the CRAGAR brand name and trademark. For this right, they receive royalties based on the sale of licensed products. As of the valuation date, CRAGAR product offerings were classified into the following categories:

      *  One-piece cast aluminum wheels        * Performance racing wheels
      *  Forged aluminum wheels                * Brakes
      *  Multi-piece aluminum wheels           * Aftermarket auto parts
      *  Steel wheels                          * Accessories
      *  Wire wheels                           * Collectables & Toys
      *  Composite wheels                      * Apparel

As of the valuation date, CRAGAR held five license agreements, including, Carlisle Tire & Wheel, Jakks Pacific, Summit Marketing, Rotora, and Georgia Marketing and Promotion as outlined in SCHEDULE 2. Each of these licensees pays royalties based on gross sales or flat fees, depending on the terms of the contract. Carlisle, as part of its license agreement with CRAGAR, may also design, sell, market, and distribute steel/composite outer rim products under the CRAGAR brand name, for vehicles such as automobiles, trucks, and vans, as well as other types of vehicles, such as all-terrain vehicles and golf carts.
SCHEDULE 3 sets out a summary of license agreement terms.

CRAGAR DEALER PROGRAM

On the as of date, CRAGAR was in the middle of launching a new business development Dealer Program, designed to significantly change the level of royalty revenues for the company. They believe that auto dealers would enthusiastically embrace a product or service that would offset lower present margins on vehicle sales. CRAGAR management reasons that currently, auto dealers are getting less than 10% gross margins on new car sales, but would like to be in the 22%-25% range. Dealers have already been looking to accessories as a way to increase revenue.

CRAGAR'S program plans to sell auto dealers a performance kit that would create a CRAGAR SPECIAL EDITION vehicle ready to sell on the show room floor. Rather

Mr. Craig Johnson
August 21, 2006
Page 11 of 33



than being something that a dealer would try and sell after they sold a vehicle, the dealer would use their kit to create a CRAGAR edition vehicle ready for immediate sale. Management indicates that these kits would be similar to an AMG Mercedes but built by the dealer not the manufacturer.

Management represents that "these kits would include wheels, tires, brakes, exhaust system, full body kit and trim accessories. All of these parts would be simple bolt on parts and a dealer mechanic could kit out a car in roughly two days time. The initial focus of this program would be on Ford vehicles with the Mustang as the initial target vehicle. In addition, CRAGAR would begin development of Special Edition Vehicles for all of the domestic brands. The goal is to create Special Editions for all of the full size domestic trucks and the new muscle cars as they are introduced."

"Along with the full Special Edition kit, CRAGAR will also sell the individual under car components separately. Selling the components will allow CRAGAR to begin selling all domestic brands immediately while continuing the development of the Special Edition vehicles. Also, this will allow the dealer to have vehicles for sale with CRAGAR parts at various price points."

Management believes that "the CRAGAR brand will work perfectly as a master brand for these vehicles. It can provide the identity to these special edition vehicles." Their "brand image of classic muscle car performance will provide the story of why the special edition exists. With the resurgence of the muscle car, there is a perfect convergence for CRAGAR to exploit."

CRAGAR'S key demographic of 39 to 54 year old males fits perfectly into their new plan. Management reasons that this age group knows and has an emotional connection to CRAGAR from their youth. They also now have more disposable income. CRAGAR believes they can reach more of this demographic by going after new car sales. Now every person buying one of their targeted Special Edition vehicles is a potential customer. CRAGAR will not be reliant on trying to get their customers to search out their products but will now attempt to showcase them in the dealer's showroom.

Management indicated that GECO'S board has approved CRAGAR'S staff complement to growth to three persons in fiscal year 2007 and level off at four in fiscal year 2008. This additional staff will be a sales and promotion team that will sell the program to auto dealers in the domestic U.S. This will be backed up by a 320% increase in the advertising and promotion budget in 2007, needed to sustain this initiative.

3.2 COMPETITION(8)

CRAGAR'S royalty income is directly tied to markets served by its licensees and is therefore directly affected by competitive pressures in these markets. Therefore licensee market position is of critical importance to CRAGAR and

----------
8. Annual Report for the Year Ended May 31, 2004, FORM 10-KSB, Global Entertainment Corporation.

Mr. Craig Johnson
August 21, 2006
Page 12 of 33


carefully studied by GECO management before signing on new licensees. CRAGAR'S largest licensee serves the automotive aftermarket for custom wheels. GECO management noted that this market is highly competitive and fragmented with over 100 domestic and foreign sellers of custom wheels. Competition in this market is based primarily on product selection (including style and vehicle fit), product availability, quality, design innovation, price, payment terms, and service. The custom wheel market is intensely competitive. Competition in the custom wheel market is intense. In addition to CRAGAR licensees, several major wheel manufacturers, including American Racing Equipment, Inc., Ultra Custom Wheel Co., Panther Custom Wheel, and American Eagle, as well as suppliers to major automobile manufacturers, pose significant competition because of their substantial resources. GECO management therefore represents that there can be no assurance that the current pool of CRAGAR licensees will be successful in marketing custom aftermarket wheels under the CRAGAR brand name in this market.

3.3 BUSINESS RISKS

An essential element considered in determining a business entity's value is its business risk. CRAGAR management warrants that there can be no assurance that they will be successful in implementing their business strategy. In GECO'S annual report CRAGAR management listed the following factors that they believe could impede their ability to achieve their stated objectives:

     * Failure to increase their base of licensed products in order to develop additional marketing opportunities.
     * Inability to realize the anticipated benefits from marketing CRAGAR branded products to their existing customer base and the new auto dealer program.
     * CRAGAR business may be unable to support manufacturing, marketing, sale, and distribution if any of its license agreements are terminated.
     *    Extension  of  CRAGAR'S  brand  names  to  other  products  may not be successful.
     * CRAGAR business is dependent on key customers and its licensees' ability to market and sell to existing and new customers.
     * CRAGAR'S licensees may not be able to successfully compete against other companies that operate in the custom aftermarket wheel industry.
     * Licensee businesses may be adversely affected by changes in the economy thus reducing royalty payments.
     *    CRAGAR  cannot  provide  any   assurances  of  additional   successful
          alliances.
     * CRAGAR business is subject to changing customer trends in the licensee's market places.
     * CRAGAR cannot provide any assurances that their patents will preclude their competitors from designing competitive products.
     * They can not insure that proprietary information or confidentiality agreements with licensees, former employees, and others will not be breached, that its patents will not be infringed.

Mr. Craig Johnson
August 21, 2006
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     * CRAGAR may not have adequate remedies for any breach or infringement, or that their trade secrets will not otherwise become known to or independently be developed by their competitors.
     *    CRAGAR has limited experience in the automotive accessory business.

3.4 OWNERSHIP

CRAGAR is wholly own by GECO.

3.5 INTELLECTUAL PROPERTY

CRAGAR as a business entity exists primarily as a purveyor of intellectual property. Within the scope of its business function it may be categorized under the Standard Industrial Classification (SIC) Code 6794 - PATENT OWNERS AND LESSORS. Its name is owned by GECO and CRAGAR'S licensees market CRAGAR custom wheels and products under a variety of brand names designed to capitalize on its reputation and brand recognition. The list of trademarks that CRAGAR holds out for licensing is included in SCHEDULE 1.

CRAGAR trademarks include the following:  CRAGAR XLS, Keystone Klassic,  Legacy,
CRAGAR Lite, Star Wire, TRU=CRUISER, Street Pro, S/S, The Wheel People, TRU=SPOKE, and the CRAGAR name. CRAGAR also owns the rights to certain design and other patents and relies on trade secrets and proprietary expertise. CRAGAR has historically sought to protect these rights, in part, through confidentiality and proprietary information agreements. As part of their licensing agreements, they have licensed their intellectual property including, designs, trade names, and patents to licensees noted above, while retaining ownership of the intellectual property.

The licensing partners are required to maintain the confidentiality of the CRAGAR intellectual property, including any designs, trade names, and patents. CRAGAR gives no assurances, however, that their patents will preclude their competitors from designing competitive products, that the proprietary information or confidentiality agreements with their licensing partners and others will not be breached, that their patents will not be infringed, that they would have adequate remedies for any breach or infringement, or that their trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, although there are controls within the licensing agreements, there is no assurance that actions taken by CRAGAR'S licensing partners will not lead to a decrease in the value of its intellectual property. Other than the foregoing, according to CRAGAR management, they have no other trade names, trademarks, patents, or any other kind of intellectual property.

3.6 MANAGEMENT AND EMPLOYEES

As of the valuation date CRAGAR had one full-time employee.

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3.7 SUPPLIERS

Since CRAGAR is a licensing company it has no suppliers.

3.8 FACILITIES

CRAGAR shares office space with GECO located at 4909 East McDowell Road, Phoenix, Arizona. Because of the intangible nature of CRAGAR'S primary product, no additional facilities are required to manage this investment and its growth over time.

3.9 GOVERNMENT REGULATION

According to management, CRAGAR is in compliance with all required regulations as of the valuation date.

3.10 BAD DEBT EXPENSE

According to management, CRAGAR has no bad debt expense.

3.11 LITIGATION AND CONTINGENCIES

According to GECO management, since its formation in July of 2002, there has been no material litigation against CRAGAR nor are any such claims outstanding. And CRAGAR management represents that they are not aware of any adverse claims or infringement actions relating to CRAGAR'S trademarks.

3.12 BUSINESS UNIT EXPECTATIONS AND FUTURE OUTLOOK

Discussions were held with CRAGAR management regarding their outlook for fiscal year 2006 and beyond. Consistent with their business strategy, they plan to aggressively pursue development of new business and carefully manage and monitor existing licensing agreements to maximize return. Projected financial results were provided and were considered in section 5.7 of this report. New to this year's business development plan is a Dealer Program that is discussed in this section.

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4.0 FINANCIAL STATEMENT ANALYSIS

"The purpose of analyzing income statements is to better understand and interpret the earning power of the subject company, since earning power is usually the most important element of the value of a business."(9) Having a good understanding the company's past financial performance is an imperative part of developing forecasts and insight of future productivity. Financial Ratios are a critical tool in the analysis of financial statements. These ratios "can help identify and quantify some of the company's strengths and weaknesses."(10)

4.1 ANALYSIS OF PROFIT & LOSS HISTORY

SCHEDULE 4 presents the comparative operating statements of CRAGAR for the years ending May 31, 2004 thru 2006. (Numbers discussed in the following are rounded.) While CRAGAR was acquired by merger in March 2003, financial results from transferred operations began in the following year, but only reflected a partial year as the books closed on a new fiscal year ending May 31, 2004. Pre-merger CRAGAR used Dec 31 as its fiscal year-end. The first full year of operating results for the new CRAGAR occurred in 2005, with royalty income totaling $480,000 (rounded). Direct sales and G&A expense was 56% of royalty income at $269,000 and the corporate allocation of the same type of expense was 38% of royalties, totaling $183,000. Pre-tax earnings were $26,000 or 5.5% of royalties.

Royalty income for fiscal year ending May 31, 2006 was down slightly at $467,000 (rounded). Direct sales and G&A expense was 69% of royalty income at $320,000 and the corporate allocation of the same type of expense was 39% of royalties, totaling $181,000. Pre-tax earnings were negative at ($23,500) or (5.0%) of royalties.

Because there is some continuity between pre- and post-merger operations, as shown in SCHEDULE 6, pre-merger CRAGAR financial results were next analyzed and note was taken of the following key performance measures. Pre-tax earnings for fiscal year ending 2004 were 17.9% of royalties. Royalties for the period 2002 thru 2004 grew an average of 5.4%. Finally, annual royalties for the period 2002-2004 averaged about $525,000.

5.0 VALUATION APPROACHES

In estimating the value of any business or business unit, there are two major elements that are normally considered. First, the value of the earnings stream, if any, that is available to the purchaser; secondly, the assets owned and operated by the company or business unit, considered essential to the

----------
9. "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs. Fourth Edition, P. 110.
10. "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs. Fourth Edition, P. 132.

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continuation of operations. A willing buyer would be interested in the value of the earnings stream and the value of the assets associated with a going concern. In determining the value of a business unit, three main valuation approaches are used that take these factors into consideration. These valuation approaches are:

* ASSET BASED APPROACH: It is common that the value of the underlying adjusted assets of an enterprise will form a floor value that may be considered in estimating overall value. This year, historic balance sheets were made available for fiscal years 2004 thru 2006. Because of cumulative costs incurred by the merger and small initial margins, the adjusted net asset value was negative. Therefore this approach was excluded from further consideration.

* INCOME APPROACH: This approach is completed by projecting future economic income associated with the investment and then discounting or capitalizing the projected income streams to a present value at a discount rate or cap rate appropriate for the expected risk of the prospective economic income stream. This is the only practical approach that can be applied in valuing CRAGAR.

* MARKET APPROACH: Under this approach earnings are converted into values using multiples found in the public and private markets. Because no such markets exist for this type of asset, this approach was not used.

5.1 INCOME APPROACH

The income approach is based on the economic principal that the value of the subject investment (i.e., the subject business interest) is the present value of the economic income expected to be generated by the investment. Two methods can be applied to value prospective or future income. One is the single period capitalization method and the second is the discounting of multi-period net cash flow method, whereby cash flows directly related to a particular asset are identified, projected, and brought to their present value.

5.2 CAPITALIZATION METHOD

The capitalization of earnings method under the income approach estimates a value by applying a reasonable required rate of return to a single period's earnings that could be expected from company operations. This method assumes stabilized operations and moderate future growth, and uses current or historical earnings as a proxy for anticipated future earnings, which are then divided by an appropriate capitalization rate to estimate value. Because CRAGAR on the valuation date was in a significant ramping up mode, historic income levels were not reflective of a stabilized condition. Therefore this method was not considered appropriate.

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5.3 DISCOUNTED FUTURE ECONOMIC INCOME METHOD

The discounted future economic income method must be based on a type of prospective economic income that is relevant to the valuation subject. In determining the value of CRAGAR, the most relevant economic income was considered to be net cash flows. Using the discounted future economic income method, future net cash flows are determined in the context of a careful review of CRAGAR'S earnings history, anticipated growth rates and based on discussions with CRAGAR management. Normally historic growth rates would be based on earnings levels that have been normalized. Such normalized operating statements exclude any non-recurring or non-operating items found on the historical financial statements.

The valuation perspective at this point is to keep in mind that the business unit's value is a function of what it will do for a new owner in the future, not what it has done for a prior owner in the past. Often times the expected rate of growth of the revenue streams of a business unit will not be sustainable at above industry rates in the long run. The valuation analyst must thus determine if and how long a business unit's growth is sustainable. Beyond the point of sustainable growth a residual growth rate must be determined.

A multistage valuation procedure may thus be completed by determining several different growth rate patterns that are applied in the income statement. The most common multistage valuation methodology is the two-stage growth model that projects economic income for a finite number of periods, out to a year where revenues and earnings are stabilized and sustainable from that point forward at a long-term growth rate (the 2nd stage). Projected financial results in this final period are converted to a terminal value by capitalizing net cash flow in that year. The discounted value of terminal year results are then added to the other discounted cash flows for each earlier year to arrive at a total present value for the entity.

5.4 NORMALIZING EARNINGS

A natural starting point for both buyer and seller as they examine the future earnings potential of the business entity is to recast or "normalize" the company's historical income statement into a reasonable view of what a new owner may expect for future income. To accomplish this it is often necessary to make adjustments to historically reported income for such items as owners' compensation, compensation to family members, non-operating expenses, above or below market rents for transactions with related parties, industry norms, etc.

Because the purpose of this engagement is to value a 100% controlling interest, CRAGAR'S historical income statements were analyzed for potential adjustments for such items as non-recurring, non-operating or "discretionary" income and/or expenses. The details of our review are discussed in the following:

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     *    OFFICERS' COMPENSATION
          Because this licensing unit, up to the as of date, required only one employee to operate it, no officer's compensation was included in the statement of operations.

     *    NON-OPERATING INCOME AND EXPENSE
          Because the subject business unit was acquired in 2003 and is closely managed as an investment, no non-operating income or expense were found included in the Sales, G&A Costs-Direct expense line. However, as noted in SCHEDULE 4, a Sales, G&A Costs-Corporate Allocation expense line was identified as not being required to sustain the existence of the royalty income stream and would not be included in a buyers valuation of the investment. All of the Corporate Allocation was removed except rent which would be necessary in a stand-alone operation.

     *    NONRECURRING INCOME AND EXPENSE
          No nonrecurring income or expense was identified.

     *    RELATED PARTY TRANSACTIONS
          No related party transactions were found in the income statement.

     ADJUSTMENT SUMMARY
          After the forgoing adjustments, as shown in SCHEDULE 10, normalized pre-tax income for fiscal year-ending May 31, 2006 was $130,000 (rounded) or 28% of royalties.

5.5 CALCULATION OF NET CASH FLOW PARAMETERS

With the normalization adjustments and calculation of normalized pre-tax earnings in place, net cash flows can next be determined. Net cash flows to equity holders are determined by adjusting for the following items:

     *    Income taxes are subtracted;
     *    Depreciation and amortization is added back;
     *    Capital expenditures are subtracted;
     *    Increases in working capital are subtracted; and
     *    Anticipated new borrowings are added;
     *    Principal payments on debt are subtracted.

5.6 ROYALTY RATE

Because royalty income is the sole source of revenue for this business unit, we first looked at royalty rates paid by licensees for the use of CRAGAR trademarks. A market royalty rate is estimated to be the amount that a licensor and a licensee would negotiate if both had reasonably and voluntarily attempted

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to reach an agreement. We noted that CRAGAR rates were of three types: percent of sales, fixed sum fees, and dollar amount per units sold. Their auto aftermarket licensee percentage rates ran from 2 to 5 percent while the collectable/toy replica licenses were set at 1%, fixed sum fee or dollar per units sold. Four comparable industry royalty rates were identified as shown in
SCHEDULE 9 for the automotive aftermarket. Two had percentage structures that were at 1% of gross and net sales while two had flat fee structures of $4 and $10 million. In considering whether CRAGAR trademark royalty rates where at or above a competitive market rate, the following factors were considered:

     * Level of exposure that the CRAGAR trademarks have received in industry publications;
     *    The level of  recognition  of the CRAGAR  trademarks;
     * The degree to which each licensee gains a competitive advantage in its dealings with customers and vendors based on its use of the CRAGAR trade names.

Note was made in the site visit that the CRAGAR rates are below a significant potential competitor and thus gives them a low-cost advantage. Thus, based on our analysis of the factors cited above, we believe that royalty rates received by CRAGAR as specified in licensing agreements were at reasonable and favorable rates sustainable in future periods on the valuation date.

5.7 FORECASTS

Discussions were held with CRAGAR management regarding their projections and expectations for future royalty revenues and earnings that are shown in SCHEDULE
7. The major change in this year's plan is the launching of the new Dealer Program discussed above. We reviewed their financial projections and compared them to company history and last year's projection as shown in SCHEDULE 8. We noted the following issues having a bearing on management's projections:

     * for the year ending May 31, 2006, actual royalty payments made to CRAGAR were lower by 2.6% from the prior year,
     * royalty payments for the year ending May 31, 2006 were 33.8% off last years projection for the same period of $705,700,
     * the national economy was in a moderate growth mode, starting off 2006 with a strong GNP increase of 5.3% in the 1st quarter,
     * in 2005, parts suppliers were hit with higher energy and steel costs, heavy debt and overcapacity caused by production cuts at Ford and GM,
     *    the auto parts industry was thus in a market adjustment period,
     * on the other hand, according to the AAIA, the aftermarket sector of the parts industry grew by 5% in 2005 and was expecting 4% growth in 2006,

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     * management's plan for the new dealer program was considered to be (1) REASONABLY OBJECTIVE, (2) TIMELY, given the current market needs of dealerships, (3) the CONVERSION OF THEIR STRATEGIC PLAN INTO A REALISTIC OPERATING PLAN was in motion, which (4) ALLOWS FOR POTENTIAL CHANGES and (5) satisfies important and clearly defined MANAGEMENT OBJECTIVES.

We noted that last year's forecast of royalty payments provided by management (see SCHEDULE 8), grew at a compound rate of 19.8% over the 5-year period versus this year's robust overall growth rate of 45%, driven by the new dealer program. To provide the driving force for the launch of this program, the advertising & promotion budget was increased by 219% in Period 1 and the addition of 2 sales personnel were all recently approved by the GECO board. Continuing the staged increase in the marketing program, one additional sales person was added in Period 2 to support the ramp-up of the dealer program, and the advertising and promotion budget was increase by 10.7%, 139% and by 11.8% for the Periods 2 thru 4.

In addition to the dealer program, management's 5-year forecast included royalty fees for new/prospective die cast and clothing licensees to be added in the forward period. The inclusion of these incremental licensees provides for the replacement of smaller licensee agreements that historically have lasted 2.4 years (see SCHEDULE 2).

Including amounts for the new licensees, management's representations for prospective gross royalties received from licensees (see SCHEDULE 7) less dealer cost of goods sold resulted in gross profits of $1.6 million in Period 1. This represented an increase in gross profits of 251% over the fiscal year ending May 2006. This was followed by an increase of 8.4% in Period 2, then increases of 108%, 9.3%, 10% and 4.4% for Periods 3 thru 6. The jump of 108% for gross profits in Period 3 represents a major expansion of the geographic market in the dealer program supported by the staff additions previously mentioned. Management plans to have three additional Special Edition Vehicles scheduled to come on line at that time. Working with their established customer base for parts, they also plan to more rapidly sell their new Special Edition vehicles. As shown in
SCHEDULE 7, resulting gross profits grew from $1.6 million in Period 1 to $15.6 million by Period 6 (rounded).

Management's direct overhead expense forecast increased by 121% in Period 1, mostly reflecting staff additions and the advertising/promotion budget, followed by increases of 22%, 51%, 12% and 4.8% for the Period's 2 thru 5. Based upon discussions with management, and using selected depreciation factors, depreciation was projected, considering capital additions and the maintenance of net fixed asset at levels needed to sustain growth. A small amount of interest expense was also projected, consistent with historical levels. Thus, as shown in
SCHEDULE 10, pre-tax earnings ranged from $866,800 in Period 1 to $2,982,900 in Period 6 (rounded).

In summary, the assumptions used and actions anticipated in management's overall forecast outlined above were considered to represent steps the subject company

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is EXPECTED to take and is REASONABLY OBJECTIVE per the AICPA's GUIDELINES FOR PROSPECTIVE INFORMATION.

5.8 INCOME TAXES

The effective tax rates used in projecting CRAGAR income taxes were calculated using Federal tax schedules for C-corporations and the Arizona tax rate schedules. Resulting after tax earnings ranged from $511,700 in Period 1 to $1,760,900 in Period 6.

6.0 DISCOUNT & CAPITALIZATION RATES

When using the income approach, future cash flows are forecasted and either discounted to present value or divided by a capitalization rate. The discount rate is an `opportunity cost,' that is, the expected rate of return (or yield) that an investor would have to give up by investing in the subject investment-instead of in available alternative investments that are comparable in terms of risk and other investment characteristics.

In  performing  a business  valuation  there are  several  different  methods to calculate the discount rate. The discount rate is determined by market conditions as of the valuation date as they apply to the specific characteristics of the subject contemplated investment. One method of obtaining this discount rate, the build-up method, was utilized in this valuation and is discussed below.

6.1 COST OF EQUITY

BUILD-UP METHOD

The build-up method lists each risk facing an investor and finds a value for each of its component parts. The `risk-free' rate is that rate considered to have virtually no possibility of default, such as U.S. Treasury obligations. We selected the 20-year U.S. Treasury bond as the risk-free component for estimating the cost of equity capital. The 20-year U.S. Treasury Bond rate as of May 31, 2006 was 5.3%.

The Equity Risk Premium is defined as the expected return over and above a risk-free return to induce investors to make investments in non-treasury bonds. It is measured by the differences between stock market returns and risk less security returns. On the valuation date this premium was 7.1%.

The industry risk premium (discount) represents the expected risk premium (or discount) for the industry based on the amount by which investors expect the future return of the industry to exceed or be less than that of the market as a whole. In the case of CRAGAR, we have included an industry risk discount of 2.2 percent obtained from Ibbotson Associates Stocks, Bonds, Bills and Inflation

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2005 Yearbook (Valuation Edition) for SIC major group codes 3714 (motor vehicle parts and accessories) and 394 (dolls, toys, games etc.). This rate reflects our weighting of the two industry risk factors according to their respective percentage of royalty income.

The size premium is defined as the additional risk of investing in companies because they are smaller in size. Because of the predominance of royalty income emanating from a subsidiary of CARLISLE COMPANIES (specifically, CARLISLE TIRE & WHEEL), a size premium of 1.6% was selected on the valuation date.

The company specific risk premium considers the quantitative and qualitative aspects of CRAGAR. It is a measure of the "degree of uncertainty" of the projections for the business unit being valued. Business unit specific risk factors relating to the CRAGAR include the following:

     *    The launching of a new, untested, high-potential business strategy
     *    Competitive pressures on licensees in primary product markets
     *    Uncertainties within licensee industries served
     *    Potential loss of large licensee
     *    Licensee contracts not reaching full term

Based on the above factors and the facts and circumstances unique to CRAGAR, we deemed an additional risk premium of 13.0 percent to be appropriate as of May 31, 2006.

The sum of each of these risk factors as of May 31, 2006, results in a required return on equity of 24.8 percent as shown below:

+ Long Term Treasury Bond Yield
       (risk free rate)                   5.3%         (per WALL STREET JOURNAL)
+ Long Term Market Return in Excess
       of Risk Free Rate                  7.1%         (per IBBOTSON & ASSOC.)
+ Small Company Risk                      1.6%         (per IBBOTSON & ASSOC.)
+ Industry Premia                        -2.2%         (per IBBOTSON & ASSOC.)
+ Company Specific Risk                  13.0%         (appraiser's estimate)
                                        -----
= Net Cash Flow Discount Rate            24.8%         (rounded)
                                        =====

The 24.8% net cash flow discount rate was applied to projected net cash flows as shown on SCHEDULE 11. To account for the cash flows subsequent to the fifth projected year, a residual value was calculated by capitalizing the projected Period 6 cash flow using a capitalization rate equal to the discount rate less the long-term growth rate of 4.4%. This residual value was then discounted back to present value.

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The sum of the discounted net cash flow and residual value resulted in an estimated value for CRAGAR of $5,084,000 (rounded) as of May 31, 2006. Because of the reasonable liquidity of this investment we applied no lack of marketability discount.

7.0 PRIOR APPRAISAL

Around the time of the merger of CRAGAR with GECO, a valuation was prepared by MILLER CAPITAL CORPORATION of the CRAGAR investment. A copy of the valuation schedule developed for this purpose was reviewed with the following observations. Royalty income projections were included for seven licensees totaling $700,000 per year with no escalation of this income over the seven periods considered. Operating expense was set at a level of about one salaried employee with moderate escalation of this expense in the projection, thus considering no other expense such as advertising and promotion expense. Other revenue for Super Shops/Titan in the first two years of the analysis was noted at $350,000 and $120,000. Seven discount rates were used with nine terminal year exit multiples to arrive at a matrix of concluded values. The net present value closest to the carrying value for CRAGAR on GECO books was $3,340,907. The discount rate used to derive this value was 16%, just above the rate we used in the above analysis. While this valuation schedule was of interest in understanding part of the valuation history of CRAGAR, it was not used to arrive at the concluded value noted below in this report.

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8.0 CONCLUSION

It is therefore our opinion that the Fair Value of a 100% control equity interest in CRAGAR INDUSTRIES, Inc., as of May 31, 2006 is (rounded):

                    FIVE MILLION EIGHTY-FOUR THOUSAND DOLLARS

                                   $5,084,000


At this level of value it is also our opinion that as shown in SCHEDULE 12 and below, there is no impairment of goodwill:

                  $M                                  5/31/06
                                                      -------
     Opinion of Equity Value                           $5,084

     Book Equity (Incl. Goodwill)                          NA
     Goodwill                                              NA
                                                       ------
         Net Asset Value Minus Goodwill                     0
                                                       ------
     Implied Fair Value of Goodwill                     5,084
        Less:
     Carrying Value of Goodwill                         3,248
                                                       ------

     Excess of Fair Value over Carrying Value          $1,836
                                                       ======

          Evidence of Impairment?                        No

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9.0 CERTIFICATION

WE CERTIFY THAT, TO THE BEST OF OUR KNOWLEDGE AND BELIEF:

     *    The statements of fact contained in this report are true and correct.

     * The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and is our personal, unbiased professional analyses, opinions, and conclusions.

     * We have no present or prospective interest in the business that is the subject of this report, and we have no personal interest or bias with respect to the parties involved, or any other interest that might prevent us from performing an unbiased valuation.

     * We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

     * Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

     * Our compensation for completing this report is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this valuation.

     * Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

     * No one provided significant business valuation assistance to the person signing this certification.(11)


                                ---------------------
                                Noel D. Luke, ASA

----------
11. Uniform Standards of Professional Appraisal Practice and Advisory Opinions 2005 Edition Effective January 1, 2005 - May 31, 2005.

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10.0 ASSUMPTIONS AND LIMITING CONDITIONS

This valuation is subject to the following assumptions and limiting conditions:

1. Information, estimates, and opinions supplied by others that were considered in this valuation are from sources that were considered to be reliable. However, no further responsibility is assumed for their accuracy, and we assume no liability for such sources.

2. Information supplied by management and others has been accepted as correct without any further verification, except as otherwise noted, and we express no opinion on that information.

3. We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject assets, properties, or business interests is assumed to be good and marketable unless otherwise stated.

4. The subject assets, properties, or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

5. Our conclusions assume the continuation of responsible ownership and competent management with respect to the subject assets, properties or business interests.

6. We have assumed that there is full compliance with all applicable federal, state, and local regulations and laws unless otherwise specified in this report.

7. We assume no hidden or unapparent conditions regarding the subject assets, properties, or business interests.

8. Unless otherwise stated in this report, we did not observe, and we have no knowledge of, the existence of hazardous materials with regard to the subject assets, properties or business interests. However, we are not qualified to detect such substances and, therefore, assume no responsibility for such conditions or for any expertise required for discovery of them.

9. This valuation contemplates facts and conditions existing as of the valuation date. Events and conditions occurring after that date have not been considered, and we have no obligation to update our report for such events and conditions.

10. The various estimates of value presented in this report apply to this valuation only and may not be used out of the context presented herein. This valuation is valid only for the purpose or purposes specified herein, and only as of the stated valuation date.

11. Possession of this report, or a copy thereof, does not carry with it the right of publication of all or any part of it, nor may it be used for any purpose by anyone other than the client to whom it is addressed without the previous written consent of the client or us and, in any event, only with proper attribution and only in its entirety.

12. Neither all nor any part of this report shall be disseminated to the public, either orally or in writing, through advertising, public relations, news, sales or other media without our prior written consent.

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13. This valuation is further subject to any other contingencies, assumptions, and limiting conditions that may be set forth elsewhere within this report.

14. We are not required to give testimony in court, be deposed or attend any hearing in reference to the Company being valued or concerning this estimate of value, unless prior arrangements have been made.

15. You agree to indemnify and hold us harmless against all liability, claim, loss and expense that we or you incur in connection with any dispute or litigation involving you, unless such dispute or litigation is the result of our wrongdoing not caused by, related to, or the result of information provided by you. This indemnity includes all out-of-pocket expenses and fees at standard hourly rates in effect at the time rendered. If we must bring legal action to enforce this indemnity, you agree to pay all costs of such action. Val-West Consulting, L.L.C. and its employees are liable only to the client, and this liability is expressly limited to the amount of the fee for this engagement. We assume no liability, obligation or accountability to any third party under any circumstances.

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11.0 PRINCIPAL SOURCES OF INFORMATION

The following sources and documents were utilized in arriving at our opinion of value (list is not all-inclusive):

* Site interview and other discussions with MR. J. CRAIG JOHNSON, MR. SEAN MCGARRY and DAN TORRE.

* Annual Report for the Fiscal Years Ending May 31, 2004 and 2005, FORM 10-KSB, GLOBAL ENTERTAINMENT CORPORATION.

*    Notice of Special Meeting of Stockholders of CRAGAR INDUSTRIES, INC., Proxy
     Statement   of  CRAGAR   INDUSTRIES,   INC.  and   Prospectus   for  GLOBAL
     ENTERTAINMENT CORP., February 12, 2004.

*    GECO Five Year Projected P&L for CRAGAR, 2007-2011.

* GECO U.S. Corporation Income Tax Return (Form 1120) for fiscal year ending May 31, 2005.

* CRAGAR INDUSTRIES, INC. Historical Income Statements for the years ending December 31, 2000 through December 31, 2005.

* GECO'S Statement of Operations for CRAGAR for the fiscal years ending May 31, 2004 through May 31, 2006 and budget view for 2007.

* GECO'S Internal Income Statement for CRAGAR for the fiscal year ending May 31, 2006 and budget view for 2006.

*    CRAGAR trade number, trade description and unregistered description.

* Exclusive Field of Use License Agreement between CRAGAR INDUSTRIES, INC. and CARLISLE TIRE & WHEEL CO. effective as of December 1999.

* Amendment B - New Product License between CRAGAR INDUSTRIES, INC. and CARLISLE TIRE & WHEEL CO. effective as of December 1999.

* Exclusive Field of Use License Agreement between CRAGAR INDUSTRIES, INC. and ROTORA effective as of November 22, 2004.

* License Agreement between CRAGAR INDUSTRIES, INC. and JAKKS PACIFIC, INC. effective as of June 8, 2004.

* License Agreement between CRAGAR INDUSTRIES, INC. and GEORGIA MARKETING AND PROMOTION, INC. signed on September 1 and 19, 2002.

* License Agreement between CRAGAR INDUSTRIES, INC. and RC2 BRANDS, INC. AND AFFILIATES signed on July 1 and 7, 2004.

* Amendment 1 to License Agreement between CRAGAR INDUSTRIES, INC. and RC2 BRANDS, INC. AND AFFILIATES entered into on June 1, 2004, signed on January 31, 2005 and February 2, 2005.

Mr. Craig Johnson
August 21, 2006
Page 29 of 33


* License Agreement between CRAGAR INDUSTRIES, INC. and POWER STOP, LLC effective as of June 9, 2006.

* Valuation worksheet prepared by MILLER CAPITAL CORPORATION of the CRAGAR investment.

*    Description of the New Dealer Program written by Sean McGarry.

*    GECO web site: http://www.cragar.com.

*    U.S.  Bureau of Economic  Analysis News Release:  Gross  Domestic  Product:
     First Quarter 2006 (Preliminary) Corporate Profits: First Quarter 2006 (Preliminary), May 25, 2006.

* Standard Industrial Classification (SIC) descriptions for 6794, 3714 and 3944 from www.OSHA.gov. ------------

*    U.S. Automotive Parts Annual Assessment, Office of Aerospace and Automotive
     Industries,   International  Trade   Administration,   U.S.  Department  of
     Commerce, April 2006.

* Industry Growth Outlook Report, Integra Information, SIC Code 3714 and 3944, Motor vehicle parts and accessories.

*    AAIA 2006/2007 Aftermarket Factbook.

*    Public   Company  market   information   obtained  from   www.sec.gov   and
     www.reuters.com.

*    Transactions   obtained  from  databases  provided  by  Business  Valuation
     Resources, LLC's Pratts Stats, and World M&A Network's Done Deals.

*    FASB  Statement  of  Financial   Accounting  Standards  No.  141,  Business
     Combinations

*    FASB Statement No. 142, Goodwill and Other Intangible Assets

*    FASB Statement No. 2, Accounting for Research and Development Costs

* FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

* AICPA Practice Aid Assets Acquired in a Business Combination to be Used in Research and Development Activities.

* Stocks, Bonds, Bills and Inflation 2005 Yearbook Valuation Edition, Chicago, IL: Ibbotson & Associates, Inc., 2005 and 2006.

* Ibbotson Associates Cost of Capital and Industry Premia, SBBI Valuation Edition 2005 and 2006 Yearbook.

* "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", 4th Ed. Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs, "Analysis of Financial Statements", 5th Ed. Leopold A. Bernstein & John J. Wild.

Mr. Craig Johnson
August 21, 2006
Page 30 of 33


* "Financial Management", 10th Ed. Arthur J. Keown, John D. Martin, J. William Petty, David F. Scott, Jr.

* Relevant pages from web sites cited (see web addresses noted above) in this report have been printed out and are held for review in Val-West Consulting, L.L.C. work papers.

12.0 QUALIFICATIONS OF APPRAISER

NOEL D. LUKE, ASA
Noel Luke has 34 years of valuation and corporate planning experience in industry. Mr. Luke has valued shares of private companies, partnerships and professional practices in 15 U.S. business sectors including: health care, service, energy, manufacturing, distribution, finance, construction and many others. He also has experience in constructing damage models for litigation support. He is the principal consultant for the firm, having previously worked with a top Houston, Texas area valuation firm and a litigation support firm in Scottsdale.

PROJECT
EXPERIENCE    Mr.  Luke has worked on almost  500  business  valuations  over 15 years,  including  the last eight  years as a  full-time  business appraiser.  For  closely  held  businesses  within the 15 business sectors, his valuation services involve over 120 specific types of businesses  or practices.  Using his strong  computer and research skills,  state-of-the-art  databases (e.g.,  EDGAR and private M&A databases) and  internet-sourced  business  information  are drawn
              upon  to  provide   up-to-date   industry   and  market   specific
              information for each unique enterprise. He uses the latest web query applications for downloading such information.

              He provides business valuation appraisal services to clients for family limited partnerships, privately held stock, ESOPs, stock redemptions and buy/sell agreements, marital dissolution, S-Corp conversions, gifting and charitable contribution programs, gift and estate tax returns and planning, merger & acquisition transactions and other securities valuations. Clients include closely held businesses, individuals and bankruptcy estates.

              Closely complementing Mr. Luke's appraisal activities, his corporate finance experience includes building financial plans (operating and strategic), performing investment portfolio analysis and establishing/managing plan-based budgetary controls. Advanced business applications include:

               *    Business Unit Economic Valuations
               *    Investment Portfolio Mgt. for Multiple Business Units
               *    Operations Activity Reporting & Analysis
               *    Performance Accountability

               *    Tactical Plan Budgeting & Control (Variance Analysis)
               *    Design & Dev. of Economic Models
               *    Design/use of Tax and Fiscal Systems
               *    Investment Analysis/ Reporting
               *    Strategic Plan Development, Modeling, Review
               *    Competitor Analysis

FIRM
AFFILIATIONS        Mr.  Luke most  recently  worked  with Craig  Reinmuth,  CPA located in Scottsdale, Arizona as the practice's lead professional for Business Valuations. From 1997 to early
                    2003, he was affiliated with a top litigation support and business valuation firm in Houston, Hill Schwartz Spilker
                    Keller LLC (HSSK), carrying out engagements with most of the large law firms in that city. In the last year with that firm, 75% of his time was devoted to providing business valuation services for marital dissolutions.

                    Prior to joining HSSK, Mr. Luke was a Senior Planning Coordinator and member of Texaco's Investment Portfolio Management Team in Bellaire, Texas, dealing with strategic planning for oil and gas exploration. In the last ten-year period with Texaco, he provided valuation and financial planning services for Texaco's foreign and domestic exploration companies, dealt with associated control and strategic planning issues, principally involving the valuation of international drillable exploration ventures.

CERTIFICATIONS/
AFFILIATIONS        Noel Luke is an Accredited  Senior  Appraiser (ASA) with the
                    American Society of Appraisers and served on the board of the Houston ASA Chapter prior to moving to the Phoenix, Arizona area. He is presently a member of the local Phoenix
                    ASA Chapter.

EDUCATION           Mr. Luke  received his BA and MA degrees in  economics  from
                    San Francisco State University and after additional graduate studies at the University of California in Davis, received an additional MA degree from that school.

SEMINARS/
CONFERENCES         He regularly  attends local and national American Society of
                    Appraisers and CPA valuation conferences, seminars and chapter meetings to stay current with education and industry issues. A partial list includes the following:

                 AICPA's
                   Natl Business Valuation Conference, Phoenix, AZ     Nov. 2003
                 Arizona Society of CPA's, Annual Business Valuation
                 Conference
                   7th, Phoenix, AZ                                   Sept. 2005
                   6th, Phoenix, AZ                                   Sept. 2004
                   5th, Phoenix, AZ                                   Sept. 2003

                 American Society of Appraisers, Advanced B.V.
                 Conference
                   24rd, Las Vegas, NV                                 Oct. 2005
                   23rd, San Antonio, TX                               Oct. 2004
                   21st, Orlando, FL                                   Aug. 2002
                   19th, Philadelphia, PA                              Nov. 2000
                   18th, New Orleans, LO                               Oct. 1999
                   16th, Houston, TX                                   Jun. 1997

PROFESSIONAL
DEVELOPMENT     American Society of Appraisers Accreditation Course Work:
                  USPAP Course                                         June 1997
                  Introduction to Business Valuation, Part One    September 1997
                  Introduction to Business Valuation, Part Two     November 1997
                  Business Valuation Case Study                     January 1998
                  Business Valuation - Selected Advanced Topics  Jul.-Aug., 1998


REFERENCES      Collins & Collins, Attorneys at Law (Phoenix)     (602) 788-7227
                J. Michael Hill, FASA (HSSK, Houston)     (800) 747-5011/Houston
                                                          (800) 960-8861/Dallas